Exhibit 99.1

INVENTIVA S.A.

A joint-stock company (société anonyme) with a share capital of 2,362,802.02 euros

Registered office: 50, rue de Dijon, 21121 Daix, France

Dijon Trade and Companies Register 537 530 255

Definitions

In this first-half report (the “Interim Financial Report”), and unless otherwise specified, the terms Inventiva or the Company are taken to mean the company Inventiva S.A. with its registered office at 50, rue de Dijon, 21121 Daix, France, and which is listed with the Dijon Trade and Companies Register under number 537 530 255 and its subsidiary, 100% owned, Inventiva Inc. with its registered office at 10-34 44th Dr, Long Island City, 11101 New York, USA, created in January 2021.

A glossary defining certain terms used in the Interim Financial Report can be found in the 2025 Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on April 8, 2026.

Forward-looking information

This Interim Financial Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this document, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this document, the words “anticipate,” “seek,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “is designed to,” “may,” “might,” “plan,” “will,” “would,” “potential,” “predict,” “objective,” “should,” “target,” “hopefully,” “may,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our ability to service our debt obligations;
●	our plans to research, develop and commercialize our current and future product candidates;
●	the timing, design, duration, recruitment, costs, screening, enrollment and randomization of our planned and ongoing clinical trials;
●	clinical trial data releases and publications and the information and insights that may be gathered from our planned and ongoing clinical trials;
●	the timing of any planned investigational new drug application, and comparable foreign submissions;
●	expectations with respect to the benefits of our existing license agreements and future collaborations, including our license agreements with Chia Tai Tianqing Pharmaceutical Group, Co., LTD., (“CTTQ”), and with Hepalys Pharma, Inc. (“Hepalys”) on the clinical development, regulatory approvals and, if approved, commercialization of lanifibranor, and the achievement of milestones thereunder and the timing thereof;
●	our ability to successfully cooperate with existing licensees or enter into new collaborations, and to fulfill our obligations under any agreements entered into in connection with such collaborations;
●	the clinical utility, potential benefits and market acceptance of lanifibranor;
●	potential milestone payments and royalties we may receive under our agreement with Biossil Inc. with respect to the development of odiparcil;
●	our commercialization, marketing and manufacturing capabilities and strategy;
●	our ability to identify additional products or product candidates with significant commercial potential;

●	our expectations related to the sufficiency of our capital resources and our ability to continue as a going concern, including our expectations with respect to raising additional funds, executing any potential transactions and achievement of milestones and operating targets;
●	our ability to satisfy in part or full the conditions precedent to close the third tranche of the structured equity financing of up to €348.0 million announced on October 14, 2024 (the “Structured Financing”) through the exercise of the T3 Warrants (as defined below), and the timing thereof;
●	the potential exercise by the investors of our warrants and pre-funded warrants, including the securities issued or to be issued in connection with the Structured Financing and the Lenders’ Warrants (as defined below);
●	the expected use of proceeds from financing transactions, including capital increases, royalty certificates, warrants and debt financing, and our ability to fulfill our obligations under any agreements entered into in connection with such transactions, including our ability to consummate further tranches under the Subscription Agreement;
●	our ability to attract, retain and motivate key personnel and to manage executive succession and organizational changes;
●	developments and projections relating to our competitors and our industry;
●	the impact of government laws and regulations;
●	the effects of epidemics or pandemics on our business, operations and development timelines and plans;
●	our expectations regarding our ability to obtain, maintain and enforce intellectual property protection for lanifibranor and our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others;
●	our estimates regarding future revenue, expenses, capital requirements and need for additional financing;
●	unfavorable conditions in our industry, the global economy or global supply chain, including financial and credit market fluctuations, tariffs and other trade barriers, international trade relations, political turmoil, natural catastrophes, warfare (such as, conflicts involving Russia and Ukraine, the conflict in the Middle East and the related risk of a larger conflict) and ongoing conflicts, and terrorist attacks; and
●	other risks and uncertainties, including those listed in this document under the caption “Risk Factors” and those listed in our Annual Report on Form 20-F for the year ended December 31, 2025 (the “Annual Report”).

We encourage you to read and carefully consider all of the risk factors disclosed in “Item 3.D—Risk Factors” of our Annual Report, for a more complete understanding of the risks and uncertainties material to our business, including important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements.

As a result of these factors, we cannot assure you that the forward-looking statements in this document will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all.

These forward-looking statements represent our plans, objectives, estimates, expectations and intentions only as of the date of this filing. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this document and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Market and competitive position

This Interim Financial Report also contains information about the Company’s activities and the markets on which it operates. This information comes from studies or surveys carried out internally or externally. Other information contained in this Interim Financial Report is available to the general public. The Company considers that all of this information is reliable, but it has not been verified by an independent expert. The Company cannot guarantee that a third party using different methods to gather, analyze or calculate market data would obtain the same results.

Rounding of figures

Certain figures (including data expressed in thousands or millions of euros or dollars) and the percentages presented in this Interim Financial Report have been rounded up or down. Accordingly, totals given may vary slightly from those obtained by adding the exact (unrounded) values of those same figures.

Abbreviations

Certain figures are given in thousands or millions of euros and are indicated as € thousand or € million respectively in this Interim Financial Report.

1.Interim Financial Report

1.1.General overview of activities

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (together, “Inventiva” or the “Company”).

Inventiva’s ordinary shares have been listed on compartment B of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (“ADSs”), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”).

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently evaluating its product candidate lanifibranor, a novel pan-PPAR agonist, in a pivotal Phase III clinical trial for the treatment of adult patients with MASH, a common and progressive liver disease (“NATiV3”). In 2020, the Company announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with MASH and announced that the U.S. Food and Drug Administration (“FDA”) had granted the Company the status of Breakthrough Therapy and Fast Track designation for the development of lanifibranor for the treatment of MASH. The Company initiated NATiV3 in the second half of 2021. In March 2024, the Company announced positive results from its Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH and Type 2 Diabetes (“LEGEND”).

In April 2025, Inventiva announced the completion of patient enrollment in NATiV3 with the randomization of the last patient in the main cohort. The publication of the topline results of NATiV3 is targeted for the fourth quarter of 2026. If the results are positive and subject to regulatory approval, the Company targets the potential new drug application (“NDA”) submission for lanifibranor in the first half of 2027, with a view to potential commercialization in 2028.

1.2.Significant events in the first half of 2026

1.2.1.Governance

Appointments to Leadership Team in Preparation for Phase III lanifibranor Data Readout

On April 22, 2026, we announced the strengthening of our leadership team with the appointment of Axel-Sven Malkomes as Chief Financial Officer, Susan Coles as Chief Legal Officer, and Pamela Herbster as Chief People Officer. These recruitments are intended to support our organizational build-out ahead of the expected top-line data readout from NATiV3, and the potential subsequent regulatory filings and commercialization activities. In connection with these appointments, Jean Volatier, previously Chief Financial Officer, transitioned to the role of EVP Finance & Corporate Social Responsibility.

Appointment of three independent members to our Board of Directors

At the general meeting of June 30, 2026, our shareholders appointed Dr. Barbara Krebs-Pohl, Dr. Anne Prener and Ms. Camilla Soenderby as independent members of our Board of Directors, effective June 30, 2026. These appointments strengthen the Board with significant expertise in biotechnology, clinical development, commercialization and corporate governance, supporting our continued development of lanifibranor. Ms. Annick Schwebig resigned from the Board of Directors prior to the general meeting.

1.2.2.Combined transaction

Comprehensive refinancing transaction announced on June 2, 2026

In June 2026, we announced and executed a comprehensive refinancing transaction to fund the continued development and potential commercialization of lanifibranor.

The transaction comprised three components:

(i)	An Equity Offering;
(ii)	Transactions with the European Investment Bank (“EIB”) (the “EIB Transactions”); and
(iii)	A Debt Financing Transaction,

the “Combined Transaction”.

Each of these components is described in further detail below.

The accounting treatment of the transactions is described in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report.

(i)Equity Offering

On June 2, 2026, we announced an offering of 27,272,727 ADSs, each representing one ordinary share, at a public offering price of $4.40 (€3.7781)1 per ADS (the “Equity Offering”). The settlement occurred on June 5, 2026.

The Equity Offering generated aggregate gross proceeds of $120.0 million (€103.0 million)2. After deducting underwriting discounts and commissions and offering expenses payable by us of $9.1 million (€7.8 million), the net proceeds from the Equity Offering amounted to $110.9 million (€95.3 million).

The Equity Offering resulted in an increase in share capital and share premium for the corresponding net proceeds amount as of June 30, 2026, with the transaction fees deducted from the premiums.

(ii)EIB Transactions

On June 1, 2026 (the “EIB Transactions Execution Date”), we entered into a master agreement with the EIB (the “EIB Master Agreement”) providing for:

a)	Repayment of an existing EUR 50 million EIB loan outstanding under the Finance Contract dated May 16, 2022 (the “Finance Contract”): on June 12, 2026 (the “EIB Completion Date”), we prepaid in full the outstanding principal and accrued interest under the Finance Contract, for an aggregate amount of €62.2 million. Pursuant to the EIB Master Agreement, the EIB waived the early prepayment fees that would otherwise have been due under the Finance Contract.

As of December 31, 2025, both tranches of the EIB loan (“EIB Tranche A” and “EIB Tranche B”) qualified as financial liabilities, measured at amortized cost under IFRS 9 and the corresponding amounts recognized amounted to:

-	EIB Tranche A principal (including capitalized interest): €27.9 million, and
-	EIB Tranche B principal (including capitalized interest): €17.4 million.

1 The exchange rate on the pricing date (June 1, 2026) was 1.1646 dollar for one euro.

2 The exchange rate on the settlement date (June 5, 2026) was 1.1640 dollar for one euro.

As of EIB Transactions Execution Date, the corresponding amounts recognized were:

-	EIB Tranche A principal (including capitalized interest): €27.9 million,
-	EIB Tranche A accrued interests: €2.9 million,
-	EIB Tranche B principal (including capitalized interest): €23.1 million,
-	EIB Tranche B accrued interests: €2.8 million,
-	EIB loans catch-up adjustment: €5.0 million, and
-	€0.5 million resulting from the unwinding of the discount until the EIB Completion Date.

The accounting treatment of the repayment of the EIB loan is presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report.

b)	Repurchase and cancellation of Legacy EIB Warrants: on June 12, 2026, we repurchased and cancelled all of the warrants we had issued to EIB in connection with EIB Tranche A under the Finance Contract (the “EIB Tranche A Warrants”) and 700,000 of the warrants we had issued to EIB in connection with EIB Tranche B under the Finance Contract (the “EIB Tranche B Warrants” and, together with the EIB Tranche A Warrants, the “Legacy EIB Warrants”), corresponding to approximately 22.7 million EIB underlying shares, for an aggregate repurchase price of €50.0 million.

As of December 31, 2025, the EIB Tranche A Warrants and EIB Tranche B Warrants were classified as a derivative liability measured at fair value through profit or loss, for an aggregate carrying amount of €119.4 million, of which €74.0 million were related to the repurchased and cancelled Legacy EIB Warrants. As of June 30, 2026, the fair value of the repurchased and cancelled warrants amounted to €66.3 million for EIB Tranche A Warrants and to €13.7 million for EIB Tranche B Warrants (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report).

The fair value variation recognized in financial income during the six-month period ended June 30, 2026 amounted to €68.5 million (see Note 5.4 – Financial income and expense to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report). This gain primarily resulted from the EIB Master Agreement, resulting in the repurchase and cancellation of the Legacy EIB Warrants for the repurchase price of €50.0 million.

The accounting treatment of the repurchase of the Legacy EIB Warrants is presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report.

c)	Restructuring of the remaining EIB Tranche B Warrants (the “Remaining EIB Warrants”): following approval by our shareholders at the general meeting of June 30, 2026, we cancelled the Remaining EIB Warrants (representing 2,444,654 warrants, corresponding to approximately 15.7 million underlying shares) and issued 15,677,573 new warrants to EIB (the “New EIB Warrants”) on July 9, 2026. Each New EIB Warrant entitles EIB to subscribe one ordinary share and the New EIB Warrants do not bear the anti-dilution mechanism applicable to the Legacy EIB Warrants, each entitling EIB to subscribe to one ordinary share per New EIB Warrant. The New EIB Warrants were issued at a unit price of €0.01, which was paid by EIB by way of set-off against an arrangement fee of €0.01 per warrant payable by us to EIB under the EIB Master Agreement, resulting in no net cash proceeds from such issuance, subject to approval of the June 30, 2026 general meeting of our shareholders. The exercise price of the New EIB Warrants is set at €0.01 per New EIB Warrant. On July 9, 2026, pursuant to the EIB Master Agreement and following the authorization granted by our shareholders’ meeting held on June 30, 2026, our Chief Executive Officer approved the issuance of 15,677,573 New EIB Warrants to the EIB and the execution of a subscription agreement with the EIB governing such issuance. Upon subscription of the New EIB Warrants, the EIB irrevocably surrendered for cancellation all Remaining EIB Warrants.

The fair value variation recognized in financial expenses during the six-month period ended June 30, 2026 amounted to €40.7 million (see Note 5.4 – Financial income and expense to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report).

As a result of the restructuring completed during the period, no derivative liability related to the Legacy EIB Warrants remained as of June 30, 2026 (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report).

The restructuring of the Legacy EIB Warrants results in the accounting treatment presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report.

(iii)Debt Financing Transaction

On June 2, 2026, we entered into a subscription agreement with funds and accounts managed by BlackRock and Claret Capital Partners (the “Lenders”) providing for the issuance of new senior secured debt instruments for an aggregate committed principal amount of up to €130.0 million, plus an additional uncommitted tranche of up to €20.0 million subject to mutual consent following FDA approval of the NDA for lanifibranor (the “Subscription Agreement”) (together, the “Debt Financing Transaction”).

The Debt Financing Transaction comprises:

●	Lenders’ Tranche A (as defined below) – €35.0 million of senior secured convertible bonds (Obligations Convertibles en Actions), drawn down on June 12, 2026;
●	Lenders’ Tranche B (as defined below) – €40.0 million of senior secured non-convertible amortized bonds, drawn down on June 12, 2026;
●	Lenders’ Tranche C – up to €55.0 million of senior secured non-convertible amortized bonds (uncommitted, drawable at the option of the Company until February 15, 2027 subject to conditions precedent);
●	Additional Lenders’ Tranche – up to €20.0 million of additional debt instruments (uncommitted, subject to mutual consent following FDA approval of the NDA for lanifibranor); and
●	Lenders’ Warrants – warrants to subscribe for ordinary shares with an aggregate notional value of up to €9.5 million (€6.75 million in respect of Lenders’ Tranches A and B and €2.75 million in respect of Lenders’ Tranche C.

The Subscription Agreement includes certain restrictive covenants, subject to customary exceptions, including, among other things, restrictions on the incurrence of indebtedness, the grant of security interests and guarantees, dividends and other distributions, asset disposals, mergers and restructurings, acquisitions and joint ventures. The Subscription Agreement also includes financial covenants requiring us to maintain at least €30.0 million in specified secured accounts. The obligations under the debt financing are secured by first-ranking security over specified collateral, including certain intellectual property rights, bank accounts and receivables.

A portion of the proceeds were used to refinance the EIB loans (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report) and the remainder is intended to fund our activities and research and development programs (see Note 3.4 – Going concern to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report).

The closing of the first tranche consisting of senior secured bonds (the “Convertible Bonds”), convertible into new ordinary shares (“Lenders’ Tranche A”) and the second tranche consisting of senior secured amortized bonds (“Lenders’ Tranche B”) was conditional upon the full repayment of the EIB loans and the completion of an equity financing of at least €90.0 million, which was satisfied upon the closing of the Equity Offering on June 5, 2026.

On June 12, 2026, we drew down the first two tranches of the Debt Financing Transaction for an aggregate principal amount of €75.0 million (net proceeds of €69.6 million):

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Lenders’ Tranche A for €35.0 million, with annual fixed interest of 9.90%, with an interest-only period until December 31, 2028, followed by sixteen monthly instalments of principal and interest, until final maturity on April 1, 2030. The Convertible Bonds have a par value of one euro each and a conversion price equal to a premium of 40%, applied on the lower of (i) the 30-day VWAP of the ordinary shares on Euronext Paris immediately prior to April 30, 2026 (being €4.6681), (ii) the 30-day VWAP of the ordinary shares on Euronext Paris immediately prior to the issuance date of the Convertible Bonds, or (iii) the euro-equivalent offering price per ordinary share, represented by each ADS sold in the Equity Offering, being €3.7781. The conversion price is subject to a minimum equal to the 30-day VWAP immediately prior to the issuance date and the minimum price per our current authorizations.

Pursuant to the conversion price formula described above, the conversion price was set on June 12, 2026 at €5.2893 per ordinary share, corresponding to a conversion ratio of 0.18907 ordinary shares per Convertible Bond of €1 par value. The conversion ratio is subject to customary anti-dilution adjustments and may be adjusted pursuant to an equity-linked pricing reset mechanism.

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Lenders’ Tranche B for €40.0 million, with annual fixed interest of 9.90%, supplemented by payment-in-kind interest of 2.10% capitalized annually, with an initial interest-only period ending on March 31, 2027 (extendable at our election to December 31, 2027 subject to (i) meeting the NATiV3 primary endpoint and (ii) the confirmation of the exercise of the third tranche warrants (the “T3 Warrants”) issued under the structured financing of up to €348.0 million announced on October 14, 2024 (the “Structured Financing”) or prior completion of an equity fundraising for at least €100 million following release of results of NATiV3, with both (i) and (ii) being met no later than February 15, 2027, and thereafter to December 31, 2028 subject to FDA approval of the NDA for lanifibranor), by no later than 15 business days prior to December 31, 2027), with final maturity on April 1, 2030.

The drawdown of the Lenders’ Tranches A and B results in the accounting treatment presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026, included elsewhere in this report.

In addition, an uncommitted tranche (“Lenders’ Tranche C”) of up to €55.0 million, with annual fixed interest of 8.90%, supplemented by payment-in-kind interest of 2.10% capitalized annually, remains available for drawdown no later than February 15, 2027, subject to certain conditions precedent: (a) the prior and full issuance of Lenders’ Tranches A and B, (b) compliance with a maximum debt-to-market capitalization ratio of 10% based on a 30-day VWAP (which market capitalization includes the ordinary shares and the pre-funded warrants issued in the Structured Financing), (c) the achievement of the primary composite endpoint of the ongoing NATiV3 trial and (d) the confirmation of the exercise of the T3 Warrants issued by us on May 7, 2025 of at least €100 million (the “T3 Warrants Exercise”) or prior completion of an equity fundraising for at least €100 million. Finally, the Debt Financing Transaction comprises an optional additional tranche for a maximum amount of €20 million, subject to mutual consent, following FDA approval of the NDA for lanifibranor.

As of the date of authorization of these financial statements, the conditions (b), (c) and (d), for drawdown have not been met and therefore there is no financial effect.

In connection with the Subscription Agreement, on June 12, 2026, we issued warrants (bons de souscription d’actions) to the Lenders (the “Lenders’ Warrants”):

●	1,624,196 Lenders’ Warrants in respect of Lenders’ Tranches A and B, exercisable upon issuance, representing an aggregate notional value of €6.75 million; and
●	661,709 Lenders’ Warrants in respect of Lenders’ Tranche C, exercisable only upon any future drawdown of Lenders’ Tranche C, representing an aggregate notional value of €2.75 million.

The issuance of Lenders’ Warrants results in the accounting treatment presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report.

Each Lenders’ Warrant entitles the holder to subscribe to one of our ordinary shares. The exercise price was set at €4.1559 per ordinary share, corresponding to a 10% premium applied to the lowest of (i) the 30-day VWAP of the ordinary shares on Euronext Paris immediately prior to April 30, 2026 (€4.6681), (ii) the 30-day VWAP immediately prior to the initial closing of Lenders’ Tranches A and B, and (iii) the euro-equivalent offering price per ordinary share represented by each ADS sold in the Equity Offering (€3.7781). The exercise ratio is subject to customary anti-dilution adjustments and may also be adjusted pursuant to an equity-linked pricing reset mechanism in certain circumstances specified in the Subscription Agreement.

The Lenders’ Warrants will expire on the earlier of (i) the tenth anniversary of their issuance date and (ii) the closing of a tender offer under sections 14(d) and 14(e) of the U.S. Securities Exchange Act of 1934.

1.2.3.Recent events and prospects

In accordance with IAS 10 Events after the Reporting Period, we have assessed transactions and events occurring between June 30, 2026, and the date the interim condensed consolidated financial statements were authorized for issue by the Board of Directors on September 25, 2026.

Completion of the EIB warrant restructuring

On July 9, 2026, we completed the restructuring of warrants held by the EIB through the issuance of 15,677,573 New EIB Warrants and the surrender and cancellation of all Remaining EIB Warrants. See Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report.

Appointment of Chris Benecchi as Chief Operating Officer

On August 31, 2026, we announced the appointment of Chris Benecchi as Chief Operating Officer. Mr. Benecchi brings over 30 years of biopharmaceutical industry experience, including leadership roles in commercial operations, launch readiness and corporate strategy. He will be responsible for leading our operational readiness as we approach the expected topline results from NATiV3 in the fourth quarter of 2026 and prepare for potential commercialization, subject to regulatory approvals. This appointment supports our strategy to strengthen our organizational, operational and commercial capabilities ahead of the anticipated next stages of development.

Completion of last patient last visit in the NATiV3 trial

On September 2, 2026, we announced that the last patient had completed the final 72-week visit in the NATiV3 clinical trial evaluating lanifibranor in patients with MASH. Following completion of the treatment period, we expect to report topline results in the fourth quarter of 2026.

1.3.Risk factors

The Company’s business faces significant risks. You should carefully consider all of the information set forth in this document and in the Company’s other filings with the United States Securities and Exchange Commission, or the SEC, including the risk factors which the Company faces and which are faced by the Company’s industry described in 2025 Universal Registration Document, and in Part I, “Item 3.D—Risk Factors” of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025.

Except as updated below, the Company believes that there have been no material changes to such risk factors since the filing of those documents. The risk factors below update and supplement the corresponding risk factors contained in those documents and retain the same numbering used in the 2025 Universal Registration Document for ease of reference.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

2.1.5.1 Risks related to securing and finalizing financing and risks related to uncertain additional financing

The Company estimates that it has raised the funds necessary to finance its activity until the end of the second quarter of 2027, subject to changes in its business plan and operational needs. However, the Company will require additional funds, particularly if NATiV3 is successful, to prepare the marketing authorization application and to manufacture and commercialize lanifibranor, as applicable.

The T3 Warrants of the structured financing announced by the Company on October 14, 2024, in the amount of €116 million, will potentially be available if any key primary endpoint or key secondary endpoint of the NATiV3 study is met no later than June 15, 2027. Furthermore, as part of the combined transaction announced on June 2, 2026, the Company could also benefit from the drawdown of Tranche C for an amount of up to €55 million, subject to compliance with the conditions set forth in the applicable financing documentation. However, there is no guarantee that Tranche C under the Debt Financing Transaction will actually be available or drawn down, nor that the Tranche 3 warrants will be exercised, in whole or in part, nor that the USD ten (10) million payment (gross proceeds) owed on publication of Positive Topline Data under the CTTQ License Agreement3, will become due. Consequently, a significant portion of the financial resources that could extend the Company’s cash flow horizon depends on uncertain future events, some of which depend in particular on the results of the NATiV3 study. Completion of these various assumptions could therefore enable the Company to finance its business through the beginning of the first quarter of 2028.

The T3 Warrants funding would occur at the earliest after the publication of Positive Topline Data and remains optional at the discretion of the T3 Warrants holders (who have a period of forty-five (45) calendar days to exercise the T3 Warrants as from the publication by the Company of the baseline data announcing that any key primary endpoint or key secondary endpoint of the NATiV3 study is met).

If no other financing is secured by the time the T3 Warrants are potentially available, the Company may, even if all conditions precedent are satisfied, face additional funding requirement from the end of the second quarter of 2027 until such T3 Warrants are potentially exercised, should the holders elect not to exercise them immediately. To meet its financing needs, the Company could therefore rely on a combination of equity or equity-linked offerings, debt financing, strategic partnerships, licensing agreements, or other transactions.

However, taking on additional debt could result in higher financial expenses and could also require the Company to comply with certain additional covenants, such as restrictions on the Company’s ability to incur additional debt or to carry out certain transactions.

Similarly, the execution of additional financing agreements could be accompanied by covenants limiting the Company’s ability to acquire or grant intellectual property rights, particularly if it is required to provide additional collateral and accept other operational restrictions that could have a negative impact on the Company’s ability to continue its business operations.

It should be noted that additional financing, particularly in the form of equity instruments, could result in significant dilution. Furthermore, financing in the form of debt would weaken the Company’s financial condition. The need for, and pursuit of, additional financing could also divert the Company’s management from its day-to-day business, which could adversely affect the future development and commercialization, if any, of its drug candidate.

As part of the refinancing executed in June 2026, the Company prepaid the entire amount of the financing previously arranged with the EIB. Consequently, the refinancing risk associated with the repayment maturities scheduled for December 2026 and January 2027 under the previous EIB financing no longer exists in this form. Nevertheless, the Company remains subject to the obligations arising from its currently outstanding financing arrangements under the Debt Financing Transaction. Its ability to meet these obligations depends, in particular, on its future liquidity levels, the success of the NATiV3 study, and its ability to access additional financing on acceptable terms, in a timely manner or at all.

3 Refer to the accounting principles and CTTQ License Agreement and amendment described in the Notes 3.12 – Revenue and Note 19.1 – Revenues to the annual consolidated financial statements for the year ended on December 31, 2025

If the Company is unable to secure such additional financing and/or refinancing on acceptable terms or in a timely manner - particularly given the generally unfavorable environment for financing companies in the biotechnology sector - its business, organization, results, and development could be adversely affected; it could be, in particular, forced to delay or suspend its activities, the development or commercialization of any approved product, or be unable to expand its operations or capitalize on its business opportunities as intended. The Company may also have to reimplement a plan to reduce and manage its fixed costs or enter into new collaboration agreements that could be less favorable to it than those it might have obtained under different circumstances, which could adversely affect its growth prospects or business operations, as discussed in the risk factor related to liquidity in paragraph 2.1.5.3 below.

2.1.5.2 Risks related to the commitments and conditions attached to the financing agreement with BlackRock and Claret

On June 2, 2026, the Company entered into a structured financing arrangement with funds and accounts managed by BlackRock and Claret Capital providing for a total gross financing amount of up to €130 million in the form of committed tranches, to which an additional uncommitted tranche of €20 million may be added, subject to the parties’ agreement. This financing included, in particular, (i) an issuance of €35 million in convertible bonds (Tranche A) and (ii) an issuance of €40 million in amortizable bonds (Tranche B), both of which have been drawn in June 2026, as well as (iii) an additional tranche of amortizable bonds of up to €55 million (Tranche C), the availability of which remains subject to the satisfaction of specific conditions.

The financing documentation sets forth a series of representations, warranties, covenants, and restrictions that govern the Company’s business operations. These commitments include, in particular restrictions on additional debt, the granting of security interests (notably certain intellectual property rights related to lanifibranor in certain jurisdictions, as well as security interests granted over bank accounts), certain restructuring, merger, or asset disposal transactions, as well as the maintenance of security interests granted to lenders and compliance with other obligations set forth in the financing documentation.

The financing documentation also includes financial covenants requiring the Company to maintain at least €30.0 million of cash and cash equivalents in specified secured accounts and, commencing September 30, 2026, to hold in bank accounts located in Luxembourg an amount equal to the lesser of (i) €75.0 million, as reduced by any repayments or prepayments of principal made under the financing documentation, and (ii) two-thirds of the Company’s total consolidated cash and cash equivalents at the relevant time.

The financing documentation contains customary events of default. In addition, failure to achieve the primary composite endpoint in NATiV3, or the occurrence of any adverse regulatory outcomes, would constitute an event of default, subject to specified cure mechanics.

Furthermore, Tranches A and B may be subject to mandatory prepayment if the aggregate principal amount thereof exceeds 10% of post NATiV 3 results market capitalization.

In addition, access to a significant portion of the financing remains contingent upon the achievement of certain clinical and financial milestones. In particular, Tranche C, representing up to €55 million in additional financing, is available only subject to, among other conditions, (i) compliance with a debt-to-market-capitalization ratio of 10%, (ii) the publication of positive results from the Phase III NATiV3 clinical trial, and (iii) the exercise, for at least €100 million of the T3 Warrants or prior completion of an equity fundraising for at least €100 million.

Failure to comply with the covenants set forth in the financing documentation, failure to satisfy the conditions for drawing future tranches, or the occurrence of an unresolved default or termination event could lead the lenders to suspend the availability of undrawn tranches, demand early repayment of all or part of the amounts due, enforce the security interests they hold, or exercise other remedies provided for in the financing documentation. The Company might then be forced to seek alternative sources of financing, which may not be available or may only be accessible on less favorable terms.

The occurrence of any of these events could have a material adverse effect on the Company’s cash flow, financial condition, operations, the clinical development of its programs, its prospects, and, ultimately, its ability to continue as a going concern.

2.1.5.3 Liquidity Risk: the Company estimates that it can finance its operations until the end of the second quarter of 2027

As of June 30, 2026, the Company’s cash and cash equivalents totaled €166.1 million, and its short-term deposits totaled €67.8 million.

As of the date of this document, taking into account the net proceeds from the financing transaction announced on June 2, 2026 (excluding the conditional Tranche C), the Company estimates that its cash, cash equivalents, and short-term deposits will enable it to finance its operations, in accordance with its current plan, through the end of the second quarter of 20274.

The Company considers that its current cash, cash equivalents, and short-term deposits remain insufficient to cover all of its currently projected operating needs over the next 12 months.

These events and conditions indicate that there is significant uncertainty regarding the Company’s ability to continue as a going concern and, consequently, it may not be able to realize its assets and settle its liabilities in the normal course of business.

Assuming that the T3 Warrants issued as part of the structured financing announced by the Company on October 14, 2024, are exercised in full for gross proceeds of up to €116.0 million, and assuming full completion of Tranche C of the financing transaction announced on June 2, 2026, representing potential gross proceeds of up to €55.0 million, the Company believes it will be able to finance its operations, in accordance with its current plan, until the beginning of the first quarter of 2028.

These estimates, which are based on the Company’s current business plan, take into account the net proceeds from the financing transaction announced on June 2, 2026, as well as the availability of T3 Warrants, and exclude any potential milestone payments to be made or received by the Company, as well as any additional expenses related to the candidate product or resulting from the licensing or acquisition of additional candidate products or technologies, or from any associated development the Company may pursue. It is possible that the Company has based these estimates on incorrect assumptions or that it may modify its business plan in the future and ultimately use its resources more quickly than anticipated. These estimates could be revised downward in the event of an increase in expenses related to development programs that exceeds the Company’s estimates, or if the Company’s development program progresses more rapidly than anticipated. Furthermore, there is no guarantee that Tranche C of the financing transaction announced on June 2, 2026, representing an amount of up to €55.0 million, will be drawn down by the Company, nor that the T3 Warrants, will be exercised, nor to what extent they will be exercised, if at all.

The Company will need to raise additional funds to achieve its long-term objectives for the development and potential commercialization of lanifibranor, in accordance with its current plan, through other potential public offerings or private placements, ADS sales under its ATM program, or potential strategic transactions such as commercial development partnerships, and/or licensing agreements.

The Company cannot guarantee that it will be able to obtain the necessary financing or complete the proposed transactions, nor that it will be able to do so on terms deemed acceptable, or even that it will succeed at all, which could have a material adverse effect on its prospects, business, and financial condition. Although recently completed financing transactions have improved the Company’s financial position, the Company’s future access to additional capital will remain subject, in particular, to market conditions and investor interest.

2.1.5.4 Dilution Risk: The issuance of new shares and/or the allocation of new financial instruments conferring rights to the Company’s capital will result in dilution—potentially significant—for the Company’s shareholders

The Company may need to raise capital through the issuance of new shares or financial instruments conferring rights to the Company’s capital to finance all or part of its corresponding needs. This would result in potential further dilution for shareholders.

4 Short-term deposits are classified under “other current assets” in the consolidated statement of financial position in accordance with IFRS.

Furthermore, as part of its policy to incentivize its executives, directors, and employees and to attract and retain qualified personnel, as well as under its financing agreement with the EIB, the Company has issued and allocated stock subscription warrants (“BSA”), founder’s share subscription warrants (“BSPCE”), and bonus shares (“AGA”)5, which could result in potentially significant additional dilution for the Company’s current and future shareholders.

Furthermore, as part of the agreements entered into with the EIB on June 1st, 2026, intended, among other things, to fully refinance the loan granted by the EIB and to streamline the Company’s capital structure, the Company issued 15,677,573 new warrants to the EIB on July 9, 2026 in exchange for the Company’s cancellation of all warrants previously issued to the EIB. Each new warrant entitles the holder to subscribe for one ordinary share of the Company. These new warrants, subject to a 90-day lock-up period ending on August 30, 2026, are exercisable until January 4, 2036.

The exercise of all or part of these new warrants is likely to result in further dilution for existing shareholders. Full exercise of these new warrants would result in the issuance of 15,677,573 new shares, representing approximately 6.64% of the number of shares currently outstanding.

As of August 31, 2026, the exercise of all dilutive instruments granted but not yet exercised, held by executives, directors, and employees, representing 29,816,382 shares, would result in a dilution of approximately 11.8% based on a share capital of €2,362,802.02.

Furthermore, the exercise of (i) all dilutive instruments held by executives, directors, and employees, (ii) the new warrants issued to the EIB, (iii) the pre-financed warrants issued in October 2024, December 2024, and May 2025 (for a total of 61,747,112 pre-financed warrants outstanding as of the date hereof, which, if exercised, would represent an issuance of 61,747,112 additional shares), would result in a dilution of 31.6% based on the Company’s current share capital (€2,362,802.02 euros) (to which the aforementioned instruments conferring rights to the capital would be added and excluding shares resulting from the exercise of the T3 Warrants6). The Company also implemented a new At-the-Market (ATM) program in October 2025, which allows it to issue and sell common stock in the form of American Depositary Shares (ADS) to unsolicited investors who have expressed interest, for a total gross amount of up to $100 million. If the Company issues ADSs under its ATM program, this could dilute shareholders, reduce the price of ordinary shares or ADSs, or hinder the Company’s ability to raise capital in the future.

Any share issuances that may result from the exercise of these dilutive instruments could be made at significant discounts in accordance with the terms set forth in the resolutions passed at the general meetings that approved the terms and conditions for the granting of the dilutive instruments.

In the event that the funds raised by the Company prove insufficient to enable it to successfully implement its development plan, the Company may, in the future, issue or allocate shares or new financial instruments conferring rights to the Company’s capital, excluding, however, any issuance of warrants free of charge, or on subscription terms unrelated to the market value of the warrants, to the benefit of the directors in accordance with applicable legal provisions and as disclosed by the AMF in a press release dated June 5, 20187. This would result in additional, potentially significant, dilution for the Company’s shareholders.

5 Presented in Section 6.2.5 – Summary of Dilutive Instruments Held by Executives, Directors, and Employees in the Company’s 2025 Universal Registration Document

6 As of the date of this document, the T3 Warrants would represent, if fully exercised (subject to completion of specific conditions), 77,333,319 additional ordinary shares

7 Allocation of Stock Options to Directors: The AMF Draws Issuers’ Attention, June 5, 2018

1.4.Earnings analysis for the six months ended June 30, 2026

1.4.1.Revenue and other income

For the six months ended June 30, 2026, and June 30, 2025

Operating income	Six months ended
In thousands of euros	June 30, 2025	June 30, 2026
Revenue	4,454	20
Total revenue	4,454	20
CIR research tax credit	1,125	839
Subsidies	—	5
Other	32	442
Other income	1,156	1,286
Total revenue and other income	5,610	1,305

We recorded minimal revenues during the first six months of 2026, compared to €4.5 million revenues during the first six months of 2025. The revenues recognized in the first half of 2025 were mainly attributable to the CTTQ License Agreement.

Other income increased by €0.1 million, or 11%, compared to the six months ended June 30, 2025. This increase was primarily driven by a €0.4 million increase in other income mainly related to a €0.2 million rise due to ADS management fees retrocession, partially offset by a €0.3 million decrease in the French research tax credit (Crédit d’Impôt Recherche, “CIR”), resulting from a lower proportion of eligible research and development expenses.

1.4.2.Operating expenses

For the six months ended June 30, 2026, and June 30, 2025

Operating expenses	Six months ended
In thousands of euros	June 30, 2025	June 30, 2026
Research and development expenses	(44,890)	(46,238)
Marketing – Business development expenses	(746)	(2,589)
General and administrative expenses	(14,713)	(22,247)
Total operating expenses	(60,349)	(71,074)

The increase in operating expenses of €10.7 million, or 18%, compared to the six months ended June 30, 2025, is driven by an increase in general and administrative expenses described in paragraph 1.4.2.3 General and administrative expenses, an increase in research and development expenses described in paragraph 1.4.2.1 Research and development expenses, and an increase in marketing and business development expenses described in paragraph 1.4.2.2 Marketing - Business development expenses.

1.4.2.1Research and development expenses

Research and development expenses for the six months ended June 30, 2026 and June 30, 2025, break down as follows:

Research and development expenses	Six months ended
In thousands of euros	June 30, 2025	June 30, 2026
Studies	(34,487)	(32,610)
Personnel costs	(6,811)	(10,396)
Depreciation, amortization and provisions	(1,580)	(1,216)
IT systems	(414)	(569)
Energy and liquids	(402)	(114)
Patents	(343)	(470)
Maintenance	(177)	(51)
Disposables	(210)	(31)
Fees	(141)	(173)
Other	(327)	(609)
Total research and development expenses	(44,890)	(46,238)

The €1.3 million increase in research and development expenses, or 3%, compared to the six months ended June 30, 2025, was primarily driven by a €3.6 million rise in personnel costs, of which €2.3 million were related to share-based compensation plans (see Note 4.8 Shareholders’ equity to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report), reflecting the strengthening of our research and development organization to support the advancement of the lanifibranor development program.

This increase was partially offset by lower depreciation, amortization and provisions expenses and lower study costs. Our research and development activities during the period remained focused on our single product candidate, lanifibranor, including the ongoing NATiV3 trial, and the finalization of Phase I and Phase II studies.

Costs relating to lanifibranor in the six months ended June 30, 2026, can be broken down into two main categories:

(i)	clinical costs, mainly relating to the ongoing NATiV3 trial, the finalization of LEGEND and the Phase I BioEquivalence/Food Effect study; and
(ii)	development activities, mainly including pharmaceutical development and manufacturing, non-clinical and preclinical activities, regulatory support, medical affairs and external consulting support.

Costs linked to our clinical trial activities included the following developments over the six months ended June 30, 2026:

NATiV3 Phase III trial in MASH

We continued to conduct our NATiV3 trial, with patients remaining on treatment during the period. Activities mainly included regulatory submissions following protocol amendment No. 8, data cleaning and reconciliation work, and the completion of enrollment of the extension cohort in China in February 2026. Other study expenses included Fibroscan equipment rental, biopsy slide readings, PK analyses, CEC and DMC fees, histology-related collaboration and patient retention initiatives.

LEGEND Phase IIa trial

The LEGEND trial remained in its finalization stage during the period, with activities mainly related to Trial Master File preparation.

Phase I studies

Phase I expenses mainly related to the BioEquivalence/Food Effect study, including healthy volunteer follow-up, CRO supervision. The period also included reversals of provisions relating to completed studies.

Phase II studies

Expenses relating to our closed Phase II studies mainly reflected reversals of provisions and foreign exchange variations on remaining provisions.

Development activities

With respect to other development activities, costs mainly related to pharmaceutical development and manufacturing activities in preparation for potential commercialization, including API and drug product manufacturing, packaging and distribution activities for NATiV3, CMC consulting support, non-clinical development activities, biomarker and pharmacokinetic analyses, preclinical studies, regulatory submissions and interactions in the United States and Europe, as well as external expert support across clinical, regulatory, quality assurance, pharmacovigilance and development functions. Medical affairs activities also increased during the period.

1.4.2.2Marketing and business development expenses

Marketing and business development expenses break down as follows:

For the six months ended June 30, 2026, and June 30, 2025

Marketing – Business development	Six months ended
In thousands of euros	June 30, 2025	June 30, 2026
Personnel costs	(73)	(955)
IT systems	(10)	(8)
Other Marketing - Business development expenses	(663)	(1,626)
Total marketing and business development expenses	(746)	(2,589)

Marketing and business development expenses for the first six months of 2026 increased by €1.8 million, compared to the first six months of 2025, mainly due to the increase of €0.9 million of personnel costs of which €0.5 million is related to share-based compensation plans (see Note 4.8 Shareholders’ equity to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report) and the remaining €0.4 million to employer contributions; and an increase of €1.0 million in other expenses primarily related to the commercial development of lanifibranor.

1.4.2.3General and administrative expenses

General and administrative expenses are mainly composed of administrative staff costs, support costs (mainly consisting of security costs, taxes and various rentals), non-scientific IT costs and consulting fees.

General and administrative expenses break down as follows:

For the six months ended June 30, 2026, and June 30, 2025

General and administrative expenses	Six months ended
In thousands of euros	June 30, 2025	June 30, 2026
Personnel costs	(8,300)	(12,970)
Depreciation, amortization and provisions	(124)	(190)
Insurance	(792)	(871)
IT systems	(55)	(39)
Fees	(3,247)	(5,219)
Support costs (including taxes)	(330)	(437)
Other general and administrative expenses	(1,866)	(2,522)
Total general and administrative expenses	(14,713)	(22,247)

General and administrative expenses for the first six months of 2026 increased by €7.5 million compared to the first six months of 2025, mainly due to a €4.7 million increase in personnel costs of which €2.3 million is notably related to share-based compensation expenses (see Note 4.8 – Shareholders’ equity to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report) and the remaining €1.6 million to employer contributions; as well as an increase of €2.0 million in consulting fees and an increase of €0.7 million in other expenses associated with the commercial development of lanifibranor.

1.4.3.Other operating income and expenses

Other operating income and expenses break down as follows:

For the six months ended June 30, 2026, and June 30, 2025

Other operating income and expenses	Six months ended
In thousands of euros	June 30, 2025	June 30, 2026
Other operating income	381	151
Other operating expenses	(8,583)	(770)
Other operating income and expenses	(8,202)	(619)

For the first six months of 2026, other operating expenses amounted to €0.6 million, which mainly comprises:

●	An additional provision of €0.6 million recorded related to unpaid amounts owing under an existing contract. (see Note 4.10 – Provisions to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report), and
●	restructuring expenses which amounted to €0.1 million.

(See Note 5.3 – Other operating income and expenses to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report).

For the first six months of 2025, other operating income amounted to €0.4 million, related to the use of the inventory provision of €0.4 million.

For the first six months of 2025, other operating expenses amounted to €8.6 million, due to restructuring expenses related to the partial implementation of the Strategic Pipeline Prioritization Plan, which comprises:

●	severance and other employee costs, as well as consulting fees associated with our restructuring activities for €3.1 million recorded in short-term provisions (see Note 4.10 Provisions of the unaudited interim condensed consolidated financial statements as of June 30, 2026),
●	restructuring expenses which amounted to €4.2 million, and
●	non-cash expenditures related to acceleration of vesting of Bonus share awards of €1.3 million (see Note 4.8 Shareholders’ Equity of the unaudited interim condensed consolidated financial statements as of June 30, 2026).

1.4.4.Financial income and expenses

Financial income and expenses break down as follows:

For the six months ended June 30, 2026, and June 30, 2025

	Six months ended
(In thousands of euros)	June 30, 2025	June 30, 2026
Income from cash equivalents	1,246	2,215
Foreign exchange gains	1,181	3,230
Gains on derecognition of Legacy EIB Warrants	—	68,454
Gains on fair value of Convertible option (Convertible Bonds)	—	1,012
Total financial income	2,427	74,910
Interest cost	(9,716)	(14,460)
Catch-up impact of the EIB debt remeasurement	—	(5,517)
Foreign exchange losses	(3,266)	(669)
Losses on fair value variation remeasurement of Legacy EIB Warrants	(102,640)	(8,569)
Loss on derecognition of remaining EIB warrant settlement obligation	—	(40,744)
Losses on fair value variation of Lenders’ Warrants	—	(3,475)
Loss on initial measurement at fair value of the Lenders’ Tranche B cash collateral deposit	—	(555)
Other financial expenses	(30)	(15)
Total financial expenses	(115,651)	(74,004)
Net financial income (loss)	(113,224)	907

The net financial gain for the first six months of 2026 was €0.9 million, compared to a net loss of €113.2 million in the same period of 2025. This decrease is primarily attributable to the variation in fair value of the financial instruments.

For the first six months of 2026, financial expenses mainly include:

-	Interest costs in which:
o	€5.7 million correspond to the interest related to the Finance Contract (€2.9 million related to the EIB Tranche A and €2.8 million related to the EIB Tranche B);
o

€7.4 million correspond to the interest related to the royalty certificate liabilities (€1.9 million related to the 2023 Royalty Certificates and €5.5 million related to the 2024 Royalty Certificates);

o	€1.3 million correspond to the interest related to the Debt Financing Transaction (€0.6 million related to the Lenders’ Tranche A and €0.6 million related to the Lenders’ Tranche B);
o	€0.1 million related to the residual interest related to the PGE and PPR loans.
-

€5.5 million, in which €5.0 million correspond to the catch-up adjustment to reflect the revised cash flows resulting from the repayment of the EIB loan, and €0.5 million resulting from the unwinding of the discount until the EIB Completion Date;

-	€8.6 million of loss in fair value reassessment of the Legacy EIB Warrants as of EIB Transactions Execution Date,
-	€40.7 million of which:
o

€50.2 million from the recognition of the fair value of the New EIB Warrants forward contract (see Note 4.8 – Shareholders’ equity to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report); partially offset by

o

(€9.5) million from the extinguishment of the derivative financial liability following the General Meeting’s decision to issue the New EIB Warrants (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities).

-

€3.5 million of change in fair value of the Lenders’ Warrants (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report);

-

€0.6 million of recognition at fair value of the Lenders’ Tranche B cash collateral deposit (see Note 4.5 – Other non-current assets to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report); and

-	€0.7 million of foreign exchange losses.

For the first six months of 2026, financial income mainly includes:

-	€68.5 million change in fair value related to the Legacy EIB Warrants, of which:
o	€30.0 million from the repurchase and cancellation of Legacy EIB Warrants, and
o	€38.5 million from the restructuring of the Remaining EIB Warrants.
-

€1.0 million change in fair value related to the conversion option embedded in the Lenders’ Tranche A (see Note 4.9 – Debt, derivatives and royalty certificates liabilities. to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report);

-	€2.2 million interest income related to deposit account; and
-	€3.2 million of foreign exchange gains.

1.4.5.Income tax

In accordance with IAS 34, the income tax recognized in the financial statements for each interim period is adjusted based on a best estimate calculated by applying the expected weighted average tax rate for the entire year.

Current taxes

As the imputation of tax benefits on tax losses of Inventiva, at short or mid-term, were considered unlikely due to our growth phase and regarding the nil projected tax rate as of December 31, 2025, no current taxes were recorded as of June 30, 2026, for Inventiva.

Deferred taxes

Inventiva has recorded tax losses for the first six months of 2026. As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to our activity, no deferred tax assets were recognized on this basis for the six months ended June 30, 2026.

1.4.6.Net loss for the period

We recorded a net loss of €69.5 million in the first six months of 2026 compared to a net loss of €175.9 million in the first six months of 2025, which was a decrease in net loss of €106.4 million between both periods.

1.5.Analysis of financial situation

1.5.1.Current assets

Current assets
In thousands of euros	December 31, 2025	June 30, 2026
Trade receivables	2,016	3,734
Tax receivables	2,281	3,083
Other current assets	140,861	73,021
Cash and cash equivalents	99,312	166,127
Total current assets	244,469	245,966

Current assets increased by €1.5 million (1%) compared to December 31, 2025. This was mainly attributable to the €66.8 million (67%) increase in cash and cash equivalents related to our investing and financing activities (See section 2 Cash flow and equity), and the €67.8 million decrease in other current assets is mainly related to the closing of short-term deposits at Société Générale for $71.8 million (€63.1 million) and Crédit Agricole for $56.5 million (€49.6 million), partially offset by the opening of a new short-term deposit account at Société Générale for $39.5 million (€34.7 million) and a new short-term deposit account at Crédit Agricole for $16.4 million (€14.4 million).

As of June 30, 2026, tax receivables are mainly composed of CIR receivable in the amount of €2.3 million corresponding to the 2025 CIR, as well as a €0.8 million provision related to the 2026 CIR.

1.5.2.Non-current assets

Non-current assets consist of:

-	Property, plant, and equipment, mainly comprising assets acquired on our incorporation and the right of use from Fibroscans leasing;
-	Investments accounted for using the equity method;
-	Other non-current assets mainly comprising term accounts with progressive interest rate; and
-	Intangible assets, mainly comprising the compound and software library.

Non-current assets
In thousands of euros	December 31, 2025	June 30, 2026
Intangible assets	182	310
Property, plant and equipment	2,979	2,360
Deferred tax assets	191	197
Investments accounted for using the equity method	527	528
Other non-current assets	1,162	1,849
Total non-current assets	5,042	5,244

Non-current assets increased by €0.2 million (4%) compared to December 31, 2025 mainly due to a €0.7 million increase in other non-current assets related to non-current term deposits, reflecting an advance payment under Tranche B of the Financing Agreement that is recoverable upon final repayment. This increase was partially offset by a €0.6 million decrease in property, plant and equipment, primarily attributable to asset disposals following the discontinuation of certain research activities.

1.5.3.Shareholders’ equity

Shareholders’ equity
In thousands of euros	December 31, 2025	June 30, 2026
Share capital	1,932	2,363
Premiums related to share capital	528,230	643,924
Reserves	(205,182)	(518,278)
Foreign currency translation reserve	636	460
Net loss for the period	(354,138)	(69,467)
Total shareholders’ equity	(28,522)	59,002

Shareholders’ equity increased by €87.5 million compared to December 31, 2025, primarily reflecting the capital increases completed during the period, including the Equity Offering, partially offset by the net loss of the period (€69.5 million).

Changes in shareholders’ equity during the first six months of 2026 are described in further detail in Note 4.8 - Shareholders’ equity to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report, and in Section 2 Cash flow and equity of this document.

1.5.4.Non-current liabilities

Non-current liabilities
In thousands of euros	December 31, 2025	June 30, 2026
Long-term debt	27,551	53,345
Royalty certificates liabilities	51,645	59,079
Derivative instruments	119,385	13,051
Provisions for retirement benefit obligations	755	680
Long-term contract liabilities	126	126
Other non-current liabilities	1,193	1,339
Total non-current liabilities	200,655	127,620

As of June 30, 2026, non-current liabilities decreased by €73.0 million (36%) compared to December 31, 2025, mainly due to the €106.3 million decrease in derivative financial liabilities following the EIB Transactions. This decrease was partially offset by a €25.8 million increase in long-term debt, mainly related to the full prepayment of the EIB debt and the recognition of new long-term debt under the Debt Financing Transaction with BlackRock and Claret Capital Partners, as well as by a €7.4 million increase in royalty certificates liabilities.

1.5.5.Current liabilities

Current liabilities
In thousands of euros	December 31, 2025	June 30, 2026
Short-term debt	32,309	13,314
Trade payables	26,017	34,532
Provisions - short-term portion	1,071	980
Other current liabilities	17,981	15,761
Total current liabilities	77,378	64,588

Current liabilities decreased by €12.8 million (17%) for the six months ended June 30, 2026, compared to December 31, 2025. This change is mainly driven by a €19.0 million decrease in short-term debt, mainly related to the settlement of the pre-funded warrants issued under the Structured Financing. This decrease is partially offset by an increase of €8.5 million in trade payables.

2.Cash flow and equity

This section discusses our shareholders’ equity, cash position for the six months ended June 30, 2026, and the fiscal year ended December 31, 2025, and our sources of funding for the six months ended June 30, 2026, and the six months ended June 30, 2025.

2.1.Cash and cash equivalents

Net cash and cash equivalents
In thousands of euros	December 31, 2025	June 30, 2026
Other cash equivalents	82,628	132,293
Cash at bank and at hand	16,684	33,835
Cash and cash equivalents	99,312	166,127

Since our inception, we have financed our growth through successive capital increases, debt, collaboration and license agreements and reimbursements of CIR receivables. We continue to pursue our research and development activities for lanifibranor.

As of June 30, 2026, cash and cash equivalents amounted to €166.1 million compared to €99.3 million as of December 31, 2025, reflecting an increase of €66.8 million (67%). (see Section 2.2 – Cash flow analysis).

Cash held by us is generally invested in short-term deposit accounts that are readily convertible into known amounts of cash.

Cash is used to finance our activities, in particular our research and development costs and operating activities related to our lanifibranor development program.

There are no restrictions on the use of our cash and cash equivalents resources.

2.1.1.Equity financing

As of June 30, 2026, our share capital was set at €2,362,802.02 divided into 236,280,202 shares with a nominal value of €0.01 each, compared to a share capital of €1,932,369.78 divided into 193,236,978 shares with a nominal value of €0.01 each, as of December 31, 2025.

The 430,432 euros share capital increase in the first six months of 2026 is attributable to the exercise of Warrants, including 2,059,386 shares issued following the exercise of T1 Warrants, 11,111,111 shares issued following the exercise of T2 Warrants, two separate issuances of 1,300,000 shares each following the exercise of T1 Warrants on February 11 and April 23, 2026, as well as 27,272,727 shares issued in connection with the Equity Offering.

(See Note 4.8 - Shareholders’ equity to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report).

2.1.2.Financing from bank loans and market securities

	Debt								Derecognition		Debt
	carried								of		carried
	on the								Remaining		on the
	balance								EIB	Effect of	balance
	sheet at								Warrant	movements	sheet on
	Jan 1,		Capitalized	Cost of	Interests		Fair Value	Gain on	settlement	in exchange	June 30,
In thousands of euros	2026	Additions	Interests	debt	paid	Repayments	Variation	derecognition	obligation(1)	rates	2026
PGE SG 2020	422	—	—	8	(8)	(422)	—	—	—	—	—
PGE BPI France 2020	604	—	—	5	(5)	(604)	—	—	—	—	—
PGE CA 2020	230	—	—	2	(2)	(230)	—	—	—	—	—
PPR CA 2022	1,780	—	—	—	—	—	—	—	—	—	1,780
PPR SG 2022	1,780	—	—	42	(42)	—	—	—	—	—	1,780
PGE BPI France 2022	1,113	—	—	18	(18)	(223)	—	—	—	—	890
EIB Tranche A 2022	27,900	—	—	4,880	(7,781)	(25,000)	—	—	—	—	—
EIB Tranche B 2024	17,393	—	5,687	6,344	(4,424)	(25,000)	—	—	—	—	—
BlackRock - Claret Tranche A	—	21,894	—	325	(183)	—	—	—	—	—	22,035
BlackRock - Claret Tranche B	—	37,121	—	312	(209)	—	—	—	—	—	37,224
Bank overdraft	13	(13)	—	—	—	—	—	—	—	—	—
Total Bank Borrowings	51,233	59,002	5,687	11,935	(12,671)	(51,478)	—	—	—	—	63,710
EIB Warrants Tranche A	61,004	—	—	—	—	(40,624)	5,252	(25,632)	—	—	—
EIB Warrants Tranche B	58,381	—	—	—	—	(9,376)	3,317	(42,822)	(9,500)	—	—
Convertible option	—	10,588	—	—	—	—	(1,012)	—	—	—	9,576
Lenders’ Warrants	—	3,784	—	—	—	—	(309)	—	—	—	3,475
Derivatives	119,385	14,371	—	—	—	(50,000)	7,249	(68,454)	(9,500)	—	13,051
Accrued interest payable on loans	5,855	—	(5,687)	456	—	—	—	—	—	—	624
2023 Royalty Certificates	13,055	—	—	1,937	—	—	—	—	—	—	14,992
2024 Royalty Certificates	38,590	—	—	5,497	—	—	—	—	—	—	44,087
Royalty certificates liabilities	51,645	—	—	7,433	—	—	—	—	—	—	59,079
Lease liabilities	2,771	671	—	48	—	(1,167)	—	—	—	2	2,325
Total Debt	230,890	74,044	—	19,873	(12,671)	(102,645)	7,249	(68,454)	(9,500)	2	138,789
(1)	The General Meeting’s decision to issue the new warrants resulted in the extinguishment of the 9.5m€ liability, the recognition of the new warrants in equity for 50.2m€, and the recognition of a finance expense of 40.7m€ (see Note 1.4.4. – Financial income and expenses).

As of June 30, 2026, cost of debt mainly includes interest cost on bank borrowings and royalty certificates recognized using the effective interest rate method and the catch-up impact of the EIB debt remeasurement to reflect the revised cash flows resulting from the repayment of the EIB loan (see Note 1.4.4. – Financial income and expenses).

As part of the Debt Financing Transaction, the carrying amount of the financing provided by BlackRock and Claret Capital Partners amounted to €59.3 million as of June 30, 2026, comprising €22.0 million relating to Lenders’ Tranche A and €37.2 million relating to Lenders’ Tranche B. These amounts reflect their initial recognition at fair value and subsequent measurement at amortized cost. In addition, the embedded conversion option in Lenders’ Tranche A was recognized as a derivative liability at the fair value of €10.6 million and remeasured at the fair value of €9.6 million as at June 30, 2026. (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report).

Our loans and debt maturity profile as of June 30, 2026, is as follows:

					Debt
					carried
					on the
					balance
		Between	Between	More	sheet on
June 30, 2026	Less than	1 and 3	3 and 5	than five	June 30,
In thousands of euros	one year	years	years	years	2026
Bank borrowings	10,716	34,070	18,924	—	63,710
Derivatives	—	13,051	—	—	13,051
Accrued interests payable on loans	624	—	—	—	624
Lease liabilities	1,974	351	—	—	2,325
Royalty certificates liabilities	—	5,860	15,257	37,961	59,079
Total Debt	13,314	53,332	34,182	37,961	138,789

2.1.3.Financing from Research Tax Credits

Due to our status as a European small and medium-sized enterprise (“SME”), we receive payment for research tax credits granted in the previous period. Consequently, cash proceeds from research tax credits in a given period correspond to the amount of credits calculated on eligible expenditure for the previous period.

Research tax credits during the six months ended June 30, 2026 and June 30, 2025 were as follows:

Financing from research tax credits
In thousands of euros	June 30, 2025	June 30, 2026
Income statement impact of research tax credits	1,125	839
Cash flow impact of research tax credits	4,915	—

The €0.8 million CIR income for the first six months of 2026 is related to the R&D Tax Credit of Inventiva S.A.

2.2.Cash flow analysis

The following table sets forth our cash flows for the first six months of 2026 and 2025:

Cash flow
In thousands of euros	June 30, 2025	June 30, 2026
Net cash used in operating activities	(53,725)	(45,438)
Net cash provided by (used in) investing activities	(24,799)	63,819
Net cash provided by financing activities	104,780	47,699
Net increase (decrease) in cash and cash equivalents	26,257	66,079

In the first six months of 2026 and 2025, our main financing needs related to our operating activities, including our working capital requirements.

Net cash used in operating activities in the first six months of 2026 and 2025 amounted to €45.4 million and €53.7 million, respectively. The net cash used was mainly the result of our planned operating activities related to our lanifibranor development program.

For the first six months of 2026 and 2025, net cash provided by (used in) investing activities amounted to €63.8 million and (€24.8) million, respectively. The net cash impact is related to the closing of short-term deposits.

Net cash provided by financing activities in the first six months of 2026 and 2025 amounted to €47.7 million and €104.8 million, respectively.

The breakdown of these variations is available in the sections below.

2.2.1.Cash flow linked to operating activities

In thousands of euros	June 30, 2025	June 30, 2026
Net loss for the period	(175,882)	(69,467)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	4,109	1,554
Net book value of tangible and intangible assets sold	14	186
Deferred and current taxes	(571)	(124)
Tax credits	(1,125)	(839)
Cost of net debt	9,598	19,874
Share-based compensation expenses	8,009	11,753
Share of net loss (profit) of associates and joint ventures accounted for using the equity method	220	172
Unrealized foreign exchange losses/(gains)	908	(819)
Fair value variation through profit and loss	102,640	(16,130)
Other	—	(626)
Cash flows used in operations before tax and changes in working capital	(52,080)	(54,467)
Increase (decrease) in operating and other receivables	(14,491)	(299)
(Increase) decrease in operating and other payables	8,438	6,292
Tax credit received	4,915	—
Other	(507)	3,036
Tax and changes in operating working capital	(1,645)	9,029
Net cash used in operating activities	(53,725)	(45,438)

Net cash used in operating activities amounted to €45.4 million and €53.7 million for the six months ended June 30, 2026, and 2025, respectively. The net cash used was mainly the result of our planned operating activities related to our lanifibranor development program.

2.2.2.Cash flow linked to investing activities

Cash flow provided by investing activities over the periods presented was as follows:

In thousands of euros	June 30, 2025	June 30, 2026
Purchases of property, plant and equipment and intangible assets	(57)	(168)
(Increase)/decrease in current term accounts	(24,742)	63,987
Net cash provided by (used in) investing activities	(24,799)	63,819

Net cash provided by investing activities amounted to €63.8 million for the six months ended June 30, 2026, compared to net cash used in investing activities of €24.8 million for the six months ended June 30, 2025, primarily due to the variation of the short-term deposits between both periods.

2.2.3.Cash flow linked to financing activities

Cash flow used in financing activities over the periods presented was as follows:

In thousands of euros	June 30, 2025	June 30, 2026
Capital increase	57,370	103,197
Transaction costs related to capital increase	(7,519)	(8,205)
Issue of warrants	58,206	(303)
Repurchase of prefunded Warrants	—	(50,000)
Subscription of borrowings	—	68,338
Repayment of debt	(1,791)	(51,491)
Repayment of lease liabilities	(1,317)	(1,167)
Interest paid	(168)	(12,671)
Net cash provided by (used in) financing activities	104,780	47,699

During the first six months of 2026, net cash provided by financing activities amounted to €47.7 million as described below, compared to €104.8 million during the first six months of 2025 primarily due to the receipt of proceeds from the second tranche of the Structured Financing in May 2025 and representing aggregate gross proceeds of €115.6 million (net proceeds of €108.0 million).

As of June 30, 2026, financing activities cash inflows comprised:

-	€103.0 million of gross proceeds raised through the Equity Offering, which, after €7.8 million of transaction fees, generated net proceeds of €95.3 million.
-	€0.2 million received from the exercise of T1 and T2 Warrants issued under the Structured Financing,

These financing cash inflows were partly offset by:

-	€50.0 million related to the repurchase of the Legacy EIB Warrants;
-	€50.0 million repayment of the EIB loan under the Finance Contract;
-	€1.5 million repayment of the state-guaranteed loans (Prêts Garantis par l’Etat, “PGE”) and Bpifrance (“BPI”) loans;
-	€12.7 million of interest paid, mainly related to the existing EIB loan contracted under the Finance Contract; and
-	€0.4 million of transaction costs incurred related to the previous Public Offering (American Depositary Shares).

(See Note 4.8 - Shareholders’ equity and Note 4.9 - Debt, derivatives and Royalty Certificates liabilities to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report)

2.3.Anticipated sources of funds

From inception, we have financed our growth through successive capital increases, debt including royalty certificates, collaboration and license agreements and payment of French CIR receivables. We continue to pursue our research and development activities for lanifibranor.

We have incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates we were developing and the product candidate we continue to develop, which necessitates a research and development phase spanning several years. We do not expect to generate revenue from product sales in the near future. With the biopharmaceutical industry’s product development phases requiring increasing investments, our financing needs will continue to grow as clinical trials of lanifibranor progress.

As of June 30, 2026, we have €166.1 million of cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within three months without penalty or risk of change in value (refer to Note 4.7 – Cash and Cash equivalents to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report) and €67.8 million of short-term deposits convertible in a period exceeding three months, of which €30.0 million are required to be maintained in such form to comply with the minimum cash covenant under the Debt Financing Transaction. (refer to Note 4.6 – Trade receivables, tax receivables and other current assets to the unaudited interim condensed consolidated financial statements as of June 30, 2026 included elsewhere in this report).

At the date of authorization of issuance of these unaudited interim condensed consolidated financial statements, based on our existing cash and cash equivalents and short-term deposits, excluding the amount held to comply with the minimum cash covenant, we estimate that we would be able to finance our operations as currently planned until the end of the second quarter of 2027.

Accordingly, our current cash and cash equivalents will not be sufficient to cover our operating needs for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on our ability to continue as a going concern and, therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business.

If the T3 Warrants issued in our Structured Financing are exercised in full for gross proceeds of up to c. €116.0 million and Tranche C of the Debt Financing Transaction is issued for gross proceeds of up to €55.0 million, we estimate that such potential additional proceeds would enable us to finance our activities until the beginning of the first quarter of 2028.

These estimates are based on our current business plan, take into account the net proceeds from the Combined Transaction announced on June 2, 2026, as well as the availability of T3 Warrants issued in our Structured Financing and exclude any potential amounts payable to or by us and any additional expenditures related to the product candidate or resulting from any potential in licensing or acquisition of additional product candidates or technologies, or any associated product development we may pursue. We may have based these estimates on assumptions that are incorrect, we may amend our business plan in the future and may have to use our resources sooner than anticipated. These estimates may be shortened in the event of an increase in expenditure relating to the development program beyond our expectations, or if anticipated timing of the development program changes. There can be no assurance whether, and to what extent, the T3 Warrants will be exercised and the Tranche C will be issued, if at all.

We will need to raise additional funds to support our activities and research and development programs, as currently planned, through:

●	potential issuances of ADSs under our existing ATM program;
●	potential other public or private offerings; and
●	potential strategic transactions such as business development partnerships and/or other business development arrangements.

We cannot guarantee that we will be able to obtain the necessary financing or execute any transaction, through any of the aforementioned measures or by other means, to meet our needs or to obtain funds on acceptable terms and conditions, on a timely basis, or at all. If we are unable to obtain funding in a timely manner, we may be required to significantly curtail, delay or discontinue one or more of our research or development program or the commercialization of any approved product or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which would impair our prospects and operations. While recent financing events have improved our financial position, access to additional capital in the future remains subject to market conditions and investor interest.

If we are unable to continue as a going concern, we may have to liquidate assets and may receive less than the value at which those assets are carried on our financial statements. We may also determine to cease operations or file for bankruptcy protection. In any of these circumstances, it is likely that investors will lose all or part of their investment. If there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide funding to us on commercially reasonable terms, if at all.

The unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2026, have been prepared on a going concern basis assuming we will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if we were not able to continue as a going concern.

3.Unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated statement of financial position

(in thousands of euros)

Non-current assets	Notes	December 31, 2025	June 30, 2026
Intangible assets	4.1	182	310
Property, plant and equipment	4.2	2,979	2,360
Deferred tax assets	4.3	191	197
Investments accounted for using the equity method	4.4	527	528
Other non‑current assets	4.5	1,162	1,849
Total non‑current assets		5,042	5,244
Current assets
Trade receivables and others	4.6	2,016	3,734
Tax receivables	4.6	2,281	3,083
Other current assets	4.6	140,861	73,021
Cash and cash equivalents	4.7	99,312	166,127
Total current assets		244,469	245,966
Total assets		249,511	251,210

Shareholders’ equity	4.8
Share capital		1,932	2,363
Premiums related to share capital		528,230	643,924
Reserves		(205,182)	(518,278)
Translation reserve		636	460
Net loss for the period		(354,138)	(69,467)
Total Shareholders’ equity		(28,522)	59,002
Long-term debt	4.9	27,551	53,345
Long-term debt - derivatives	4.9	119,385	13,051
Royalty certificates liabilities	4.9	51,645	59,079
Provisions for retirement benefit obligations	4.11	755	680
Long‑term contract liabilities	4.13	126	126
Other non-current liabilities	4.12	1,193	1,339
Total non‑current liabilities		200,655	127,620
Short‑term debt	4.9	32,309	13,314
Short-term provisions	4.10	1,071	980
Trade payables	4.13	26,017	34,532
Other current liabilities	4.12	17,981	15,761
Total current liabilities		77,378	64,588
Total liabilities		278,033	192,208
Total liabilities and shareholders’ equity		249,511	251,210

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of income (loss)

(in thousands of euros)

		Six months ended
	Notes	June 30, 2025	June 30, 2026
Revenues	5.1	4,454	20
Other income	5.1	1,156	1,286
Total revenues and other income		5,610	1,305
Research and development costs	5.2	(44,890)	(46,238)
Marketing – Business development expenses	5.2	(746)	(2,589)
General and administrative expenses	5.2	(14,713)	(22,247)
Other operating income (expenses)	5.3	(8,202)	(619)
Operating profit (loss)		(62,940)	(70,388)
Financial income	5.4	2,427	74,910
Financial expenses	5.4	(115,651)	(74,004)
Financial income (loss)		(113,224)	907
Share of net loss (Equity method) and dilution gain (1)	5.5	(220)	117
Income tax	5.6	503	(104)
Net loss for the period		(175,882)	(69,467)
Basic/diluted loss per share (euros/share)		(1.62)	(0.25)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share	5.7	108,839,636	273,582,870

(1)Including €0.3 million of dilution gain on investment in associate as of June 30, 2026.

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of comprehensive income (loss)

(in thousands of euros)

	Six months ended
	June 30, 2025	June 30, 2026
Net loss for the period	(175,882)	(69,467)
Items that will be reclassified subsequently to profit or loss	(260)	(175)
Currency translation differences - equity method	(183)	(116)
Currency translation differences	(77)	(59)
Items that will not be reclassified subsequently to profit or loss	93	73
Remeasurement of defined benefit plans	93	73
Total other comprehensive loss	(167)	(102)
Total comprehensive loss	(176,049)	(69,570)

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of changes in shareholders’ equity

(in thousands of euros)

		Share capital
				Premiums			Reserves
		Number of		related to	Net profit	Translation	(Accumulated	Shareholders’
	Notes	shares	Amount	share capital (2)	(loss)	Reserves	losses)	equity
At December 31, 2025		193,236,978	1,932	528,230	(354,138)	636	(205,182)	(28,522)
Net loss for the period		—	—	—	(69,467)	—	—	(69,467)
Remeasurement of defined benefit plans		—	—	—	—	—	73	73
Currency translation differences		—	—	—	—	(175)	—	(175)
Total comprehensive loss		—	—	—	(69,467)	(175)	73	(69,570)
Appropriation of 2025 net income (loss)	4.8	—	—	—	354,138	—	(354,138)	—
Issue of ordinary shares(1)	4.8	43,043,224	430	123,899	—	—	(21,132)	103,197
Transaction costs	4.8	—	—	(8,205)	—	—	—	(8,205)
Issue of warrants	4.9	—	—	—	—	—	49,933	49,933
Vesting of bonus shares	4.8	—	—	—	—	—	—	—
Share-based payment compensation expenses	4.8	—	—	—	—	—	11,753	11,753
Treasury shares	4.8	—	—	—	—	—	299	299
Other		—	—	—	—	—	116	116
June 30, 2026		236,280,202	2,363	643,924	(69,467)	460	(518,278)	59,002
(1)	Share capital variation include a €272 thousand increase from the Equity Offering completed on June 5, 2026, corresponding to the issuance of 27,272,727 ordinary shares, and a €157 thousand increase in share capital resulting from the exercise of T1 and T2 warrants issued under the Structured Financing (see Note 4.8 – Shareholders’ equity).
(2)	Premiums related to share capital include €102.8 million of share premium resulting from the Equity Offering and €21.1 million resulting from the exercise of T1 and T2 warrants issued under the Structured Financing and (€7.8) million of transaction costs related to the Equity Offering and (€0.4) million relating to transaction costs recognized on January 1, 2026 in connection with the November 2025 public offering (see Note 4.8 – Shareholders’ equity).

		Share capital
				Premiums
		Number of		related to	Net profit	Translation		Shareholders’
	Notes	shares	Amount	share capital	(loss)	Reserves	Reserves	equity
At December 31, 2024		95,662,391	957	249,160	(184,212)	600	(173,151)	(106,647)
Net loss for the period		—	—	—	(175,882)	—	—	(175,882)
Remeasurement of defined benefit plans		—	—	—	—	—	93	93
Currency translation differences		—	—	—	—	(260)	—	(260)
Total comprehensive loss		—	—	—	(175,882)	(260)	93	(176,049)
Appropriation of 2024 net income (loss)	4.8	—	—	—	184,212	—	(184,212)	—
Issue of ordinary shares(1)	4.8	43,488,883	435	135,115	—	—	—	135,550
Transaction costs	4.8	—	—	(7,519)	—	—	—	(7,519)
Issue of prefunded warrants(2)	4.9	—	—	—	—	—	138,130	138,130
Share-based payment compensation expenses	4.8	—	—	—	—	—	8,009	8,009
Treasury shares	4.8	—	—	—	—	—	85	85
Other		—	—	—	—	—	(467)	(467)
June 30, 2025		139,151,274	1,392	376,755	(175,882)	340	(211,513)	(8,909)
(1)	Corresponding mainly to the share capital increase consisting of the issuance of 42,488,883 new ordinary shares (see Note 4.8 Shareholders’ equity to the annual consolidated financial statements for the year ended on December 31, 2025)
(2)	Corresponding to the issuance of 43,437,036 pre-funded warrants (see Note 4.9 – Financial Debt – Short term Derivatives to the annual consolidated financial statements for the year ended on December 31, 2025)

The accompanying notes form an integral part of these financial statements

Unaudited interim condensed consolidated statement of cash flows

(in thousands of euros)

	Notes	June 30, 2025	June 30, 2026
Net loss for the period		(175,882)	(69,467)
Elimination of non-cash or non-operating income and expenses
Depreciation, amortization and provisions	5.2	4,109	1,554
Net book value of tangible and intangible assets disposed		14	186
Deferred and current taxes		(571)	(124)
Tax credits	5.1	(1,125)	(839)
Cost of debt	5.4	9,598	19,874
Share-based compensation expense	5.2	8,009	11,753
Share of net loss (profit) of associates and joint ventures accounted for using the equity method	5.5	220	172
Exchange (gains) / losses		908	(819)
Fair value variation through profit and loss	5.3	102,640	(16,130)
Other(1)		—	(626)
Cash flows used in operations before tax and changes in working capital		(52,080)	(54,467)
Decrease / (increase) in operating and other receivables		(14,491)	(299)
Increase / (decrease) in operating and other payables		8,438	6,292
Tax credit received		4,915	—
Other(2)		(507)	3,036
Tax and changes in operating working capital		(1,645)	9,029
Net cash used in operating activities		(53,725)	(45,438)

Cash flows provided by (used in) investing activities
Purchases of property, plant and equipment and intangible assets		(57)	(168)
Disposals of property, plant and equipment and intangible assets		—	—
Decrease / (Increase) in short-term deposit accounts	4.6	(24,742)	63,987
Net cash flows provided by (used in) investing activities		(24,799)	63,819

Cash flows provided by (used in) financing activities
Capital increase	4.8	57,370	103,197
Transaction costs related to capital increase	4.8	(7,519)	(8,205)
Issue of warrants	4.9	58,206	(303)
Repurchase of prefunded Warrants		—	(50,000)
Subscription of borrowings(3)	4.9	—	68,338
Repayment of debt	4.9	(1,791)	(51,491)
Repayment of lease liabilities	4.9	(1,317)	(1,167)
Interest paid		(168)	(12,671)
Net cash flows provided by (used in) financing activities		104,780	47,699

Net increase (decrease) in cash and cash equivalents		26,257	66,079
Cash and cash equivalents at beginning of period	4.7	96,564	99,312
Exchange gains / (losses)		(744)	736
Net cash and cash equivalents at the end of period		122,076	166,127
(1)	Including €0.3 million of gain on lease modification and €0.3 million of dilution gain on investment in associate as of June 30, 2026
(2)	Including variation of prepaid expenses in the amount of €0.5 million as of June 30, 2025 and €2.8 million as of June 30, 2026
(3)	Net of the amount of €1.3 million advance payment related to the Lenders’ Tranche B under the Debt Financing agreement as of June 30, 2026 (see Note 4.5 – Other non-current assets).

The accompanying notes form an integral part of these financial statements

Notes to the unaudited interim condensed consolidated financial statements

Note 1.    Company information

1.1	Company information

Inventiva S.A. is a public limited company registered and domiciled in France. Its head office is located at 50 rue de Dijon, 21121 Daix. The consolidated ﬁnancial statements of the company Inventiva include Inventiva S.A. and its subsidiary Inventiva Inc., created in January 2021 (together, “Inventiva” or the “Company”).

Inventiva’s ordinary shares have been listed on compartment B of Euronext Paris regulated market since February 2017 and Inventiva’s American Depositary Shares (“ADSs”), each representing one ordinary share, have been listed on the Nasdaq Global Market since July 2020.

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”).

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently evaluating its product candidate lanifibranor, a novel pan-PPAR agonist, in the NATiV3 pivotal Phase III clinical trial for the treatment of adult patients with MASH, a common and progressive liver disease. In 2020, the Company announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with MASH and announced that the U.S. Food and Drug Administration (“FDA”) had granted the Company the status of Breakthrough Therapy and Fast Track designation for the development of lanifibranor for the treatment of MASH. The Company initiated the pivotal Phase III trial of lanifibranor in MASH (“NATiV3”) in the second half of 2021. In March 2024, the Company announced positive results from its Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH and Type 2 Diabetes (“T2D”) (“LEGEND”).

In April 2025, Inventiva announced the completion of patient enrollment in its NATiV3 trial with the randomization of the last patient in the main cohort. The publication of the topline results of the NATiV3 trial is targeted for the fourth quarter of 2026. If the results are positive and subject to regulatory approval, the Company targets the potential New Drug Application (“NDA”) submission for lanifibranor in the first half of 2027, with a view to potential commercialization in 2028.

1.2	Significant events in the first six months of 2026

1.2.1 Governance

Appointments to Leadership Team in Preparation for Phase 3 lanifibranor Data Readout

On April 22, 2026, the Company announced the strengthening of its leadership team with the appointment of Axel-Sven Malkomes as Chief Financial Officer, Susan Coles as Chief Legal Officer, and Pamela Herbster as Chief People Officer.

These recruitments are intended to support the Company’s organizational build-out ahead of the expected top-line data readout from NATiV3, and the potential subsequent regulatory filings and commercialization activities.

In connection with these appointments, Jean Volatier, previously Chief Financial Officer, transitioned to the role of EVP Finance & Corporate Social Responsibility.

Appointment of three independent members to the Board of Directors

At the general meeting of June 30, 2026, the Company’s shareholders appointed Dr. Barbara Krebs-Pohl, Dr. Anne Prener and Ms. Camilla Soenderby as independent members of its Board of Directors, effective June 30, 2026. These appointments strengthen the Board with significant expertise in biotechnology, clinical development, commercialization and corporate governance, supporting the Company’s continued development of lanifibranor. Ms. Annick Schwebig resigned from the Board of Directors prior to the general meeting.

1.2.2 Combined transaction

Comprehensive refinancing transaction announced on June 2, 2026

In June 2026, the Company announced and executed a comprehensive refinancing transaction to fund the continued development and potential commercialization of lanifibranor.

The transaction comprised three components:

(i)	An Equity Offering;
(ii)	Transactions with the European Investment Bank (“EIB”) (the “EIB Transactions”); and
(iii)	Debt Financing Transaction,

the “Combined Transaction”.

Each of these components is described in further detail below.

The accounting treatment of the transactions is described in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities.

(i)	Equity Offering

On June 2, 2026, the Company announced an offering of 27,272,727 ADSs, each representing one ordinary share, at a public offering price of $4.40 (€3.7781)8 per ADS (the “Equity Offering”). The settlement occurred on June 5, 2026.

The Equity Offering generated aggregate gross proceeds of $120.0 million (€103.0 million)9. After deducting underwriting discounts and commissions and offering expenses payable by the Company of $9.1 million (€7.8 million), the net proceeds from the Equity Offering amounted to $110.9 million (€95.3 million).

The Equity Offering resulted in an increase in share capital and share premium for the corresponding net proceeds amount as of June 30, 2026, with the transaction fees deducted from the premiums.

(ii)	EIB Transactions

On June 1, 2026 (the “EIB Transactions Execution Date”), the Company entered into a master agreement with the EIB (the “EIB Master Agreement”) providing for:

(a)

Repayment of an existing EUR 50 million EIB loan outstanding under the Finance Contract dated May 16, 2022 (the “Finance Contract”): on June 12, 2026  (the “EIB Completion Date”), the Company prepaid in full the outstanding principal and accrued interest under the Finance Contract, for an aggregate amount of €62.2 million. Pursuant to the EIB Master Agreement, the EIB waived the early prepayment fees that would otherwise have been due under the Finance Contract.

As of December 31, 2025, both tranches of the EIB loan (“EIB Tranche A” and “EIB Tranche B”) qualified as financial liabilities, measured at amortized cost under IFRS 9 and the corresponding amounts recognized amounted to:

-	EIB Tranche A principal (including capitalized interest): €27.9 million, and
-	EIB Tranche B principal (including capitalized interest): €17.4 million.

8 The exchange rate on the pricing date (June 1, 2026) was 1.1646 dollar for one euro.

9 The exchange rate on the settlement date (June 5, 2026) was 1.1640 dollar for one euro.

As of EIB Transactions Execution Date, the corresponding amounts recognized were:

-	EIB Tranche A principal (including capitalized interest): €27.9 million,
-	EIB Tranche A accrued interests: €2.9 million,
-	EIB Tranche B principal (including capitalized interest): €23.1 million,
-	EIB Tranche B accrued interests: €2.8 million,
-	EIB loans catch-up adjustment: €5.0 million, and
-	€0.5 million resulting from the unwinding of the discount until the EIB Completion Date.

The accounting treatment of the repayment of the EIB loan is presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities.

(b)	Repurchase and cancellation of Legacy EIB Warrants: on June 12, 2026, the Company repurchased and cancelled all of the warrants it had issued to EIB in connection with EIB Tranche A under the Finance Contract (the “EIB Tranche A Warrants”) and 700,000 of the warrants it had issued to EIB in connection with EIB Tranche B under the Finance Contract (the “EIB Tranche B Warrants” and, together with the EIB Tranche A Warrants, the “Legacy EIB Warrants”), corresponding to approximately 22.7 million EIB underlying shares, for an aggregate repurchase price of €50.0 million.

As of December 31, 2025, the EIB Tranche A Warrants and EIB Tranche B Warrants were classified as a derivative liability measured at fair value through profit or loss, for an aggregate carrying amount of €119.4 million, of which €74.0 million were related to the repurchased and cancelled Legacy EIB Warrants. As of June 30, 2026, the fair value of the repurchased and cancelled warrants amounted to €66.3 million for EIB Tranche A Warrants and to €13.7 million for EIB Tranche B Warrants (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities).

The fair value variation recognized in financial income during the six-months period ended June 30, 2026 amounted to €68.5 million (see Note 5.4 – Financial income and expense). This gain primarily resulted from the EIB Master Agreement, resulting in the repurchase and cancellation of the Legacy EIB Warrants for the repurchase price of €50.0 million.

The accounting treatment of the repurchase of the Legacy EIB Warrants is presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities.

(c)	Restructuring of the remaining EIB Tranche B Warrants (the ‘Remaining EIB Warrants’): following approval by the Company’s shareholders at the general meeting of June 30, 2026, the Company cancelled the Remaining EIB Warrants (representing 2,444,654 warrants, corresponding to approximately 15.7 million underlying shares) and issued 15,677,573 new warrants to EIB (the ‘New EIB Warrants’) on July 9, 2026. Each New EIB Warrant entitles EIB to subscribe one ordinary share and the New EIB Warrants do not bear the anti-dilution mechanism applicable to the Legacy EIB Warrants, each entitling EIB to subscribe to one ordinary share per New EIB Warrant. The New EIB Warrants were issued at a unit price of €0.01, which was paid by EIB by way of set-off against an arrangement fee of €0.01 per warrant payable by the Company to EIB under the EIB Master Agreement, resulting in no net cash proceeds from such issuance, subject to approval of the June 30, 2026 general meeting of the Company’s shareholders. The exercise price of the New EIB Warrants is set at €0.01 per New EIB Warrant. On July 9, 2026, pursuant to the EIB Master Agreement and following the authorization granted by the Company’s shareholders’ meeting held on June 30, 2026, the Chief Executive Officer of the Company approved the issuance of 15,677,573 New EIB Warrants to the EIB and the execution of a subscription agreement with the EIB governing such issuance. Upon subscription of the New EIB Warrants, the EIB irrevocably surrendered for cancellation all Remaining EIB Warrants.

The fair value variation recognized in financial expenses during the six-month period ended June 30, 2026 amounted to €40.7 million (see Note 5.4 – Financial income and expense).

As a result of the restructuring completed during the period, no derivative liability related to the Legacy EIB Warrants remained as of June 30, 2026 (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities).

The restructuring of the Legacy EIB Warrants results in the accounting treatment presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities and Note 4.8 – Shareholders’ equity.

(iii)	Debt Financing Transaction

On June 2, 2026, the Company entered into a subscription agreement with funds and accounts managed by BlackRock and Claret Capital Partners (the “Lenders”) providing for the issuance of new senior secured debt instruments for an aggregate committed principal amount of up to €130.0 million, plus an additional uncommitted tranche of up to €20.0 million subject to mutual consent following FDA approval of the NDA for lanifibranor (the “Subscription Agreement”) (together, the “Debt Financing Transaction”).

The Debt Financing Transaction comprises:

●	Lenders’ Tranche A (as defined below) – €35.0 million of senior secured convertible bonds (Obligations Convertibles en Actions), drawn down on June 12, 2026;
●	Lenders’ Tranche B (as defined below) – €40.0 million of senior secured non-convertible amortized bonds, drawn down on June 12, 2026;
●	Lenders’ Tranche C – up to €55.0 million of senior secured non-convertible amortized bonds (uncommitted, drawable at the option of the Company until February 15, 2027 subject to conditions precedent);
●	Additional Lenders’ Tranche – up to €20.0 million of additional debt instruments (uncommitted, subject to mutual consent following FDA approval of the NDA for lanifibranor); and
●	Lenders’ Warrants – warrants to subscribe for ordinary shares with an aggregate notional value of up to €9.5 million (€6.75 million in respect of Lenders’ Tranches A and B and €2.75 million in respect of Lenders’ Tranche C.

A portion of the proceeds were used to refinance the EIB loans (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities) and the remainder is intended to fund the Company’s activities and research and development programs (see Note 3.4 – Going concern).

The Subscription Agreement includes certain restrictive covenants, subject to customary exceptions, including, among other things, restrictions on the incurrence of indebtedness, the grant of security interests and guarantees, dividends and other distributions, asset disposals, mergers and restructurings, acquisitions and joint ventures. The Subscription Agreement also includes financial covenants requiring us to maintain at least €30.0 million in specified secured accounts. The obligations under the debt financing are secured by first-ranking security over specified collateral, including certain intellectual property rights, bank accounts and receivables.

The closing of the first tranche consisting of senior secured bonds (the “Convertible Bonds”), convertible into new ordinary shares (“Lenders’ Tranche A”) and the second tranche consisting of senior secured amortized bonds (“Lenders’ Tranche B”) was conditional upon the full repayment of the EIB loans and the completion of an equity financing of at least €90.0 million, which was satisfied upon the closing of the Equity Offering on June 5, 2026.

On June 12, 2026, the Company drew down the first two tranches of the Debt Financing Transaction for an aggregate principal amount of €75.0 million (net proceeds of €69.6 million):

-

Lenders’ Tranche A for €35.0 million, with annual fixed interest of 9.90%, with an interest-only period until December 31, 2028, followed by sixteen monthly instalments of principal and interest, until final maturity on April 1, 2030. The Convertible Bonds have a par value of one euro each and a conversion price equal to a premium of 40%, applied on the lower of (i) the 30-day VWAP of the Ordinary Shares on Euronext Paris immediately prior to April 30, 2026 (being €4.6681), (ii) the 30-day VWAP of the ordinary shares on Euronext Paris immediately prior to the issuance date of the Convertible Bonds, or (iii) the euro-equivalent offering price per ordinary share, represented by each ADS sold in the Equity Offering, being €3.7781. The conversion price is subject to a minimum equal to the 30-day VWAP immediately prior to the issuance date and the minimum price per the Company’s current authorizations.

Pursuant to the conversion price formula described above, the conversion price was set on June 12, 2026 at €5.2893 per ordinary share, corresponding to a conversion ratio of 0.18907 ordinary shares per Convertible Bond of €1 par value. The conversion ratio is subject to customary anti-dilution adjustments and may be adjusted pursuant to an equity-linked pricing reset mechanism.

-

Lenders’ Tranche B for €40.0 million, with annual fixed interest of 9.90%, supplemented by payment-in-kind interest of 2.10% capitalized annually, with an initial interest-only period ending on March 31, 2027 (extendable at the Company’s election to December 31, 2027 subject to (i) meeting the NATiV3 primary endpoint and (ii) the confirmation of the exercise of the third tranche warrants (the “T3 Warrants”) issued under the structured financing of up to €348.0 million announced on October 14, 2024 (the “Structured Financing”) or prior completion of an equity fundraising for at least €100 million following release of results of NATiV3, with both (i) and (ii) being met no later than February 15, 2027, and thereafter to December 31, 2028 subject to FDA approval of the NDA for lanifibranor), by no later than 15 business days prior to December 31, 2027), with final maturity on April 1, 2030.

The drawdown of the Lenders’ Tranches A and B results in the accounting treatment presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities.

In addition, an uncommitted tranche (“Lenders’ Tranche C”) of up to €55.0 million, with annual fixed interest of 8.90%, supplemented by payment-in-kind interest of 2.10% capitalized annually, remains available for drawdown no later than February 15, 2027, subject to certain conditions precedent: (a) the prior and full issuance of Lenders’ Tranches A and B, (b) compliance with a maximum debt-to-market capitalization ratio of 10% based on a 30-day VWAP (which market capitalization includes the ordinary shares and the pre-funded warrants issued in the Structured Financing), (c) the achievement of the primary composite endpoint of the ongoing NATiV3 trial and (d) the confirmation of the exercise of the T3 Warrants issued by the Company on May 7, 2025 of at least €100 million (the “T3 Warrants Exercise”) or prior completion of an equity fundraising of at least €100 million. Finally, the Debt Financing Transaction comprises an optional additional tranche for a maximum amount of €20 million, subject to mutual consent, following FDA approval of the NDA for lanifibranor.

As of the date of authorization of these financial statements, the conditions (b), (c) and (d), for drawdown have not been met and therefore there is no financial effect.

In connection with the Subscription Agreement, on June 12, 2026, the Company issued warrants (bons de souscription d’actions) to the Lenders (the “Lenders’ Warrants”):

●	1,624,196 Lenders’ Warrants in respect of Lenders’ Tranches A and B, exercisable upon issuance, representing an aggregate notional value of €6.75 million; and
●	661,709 Lenders’ Warrants in respect of Lenders’ Tranche C, exercisable only upon any future drawdown of Lenders’ Tranche C, representing an aggregate notional value of €2.75 million.

The issuance of Lenders’ Warrants results in the accounting treatment presented in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities.

Each Lenders’ Warrant entitles the holder to subscribe to one ordinary share of the Company. The exercise price was set at €4.1559 per ordinary share, corresponding to a 10% premium applied to the lowest of (i) the 30-day VWAP of the ordinary shares on Euronext Paris immediately prior to April 30, 2026 (€4.6681), (ii) the 30-day VWAP immediately prior to the initial closing of Lenders’ Tranches A and B, and (iii) the euro-equivalent offering price per ordinary share represented by each ADS sold in the Equity Offering (€3.7781). The exercise ratio is subject to customary anti-dilution adjustments and may also be adjusted pursuant to an equity-linked pricing reset mechanism in certain circumstances specified in the Subscription Agreement.

The Lenders’ Warrants will expire on the earlier of (i) the tenth anniversary of their issuance date and (ii) the closing of a tender offer under sections 14(d) and 14(e) of the U.S. Securities Exchange Act of 1934.

Note 2.    Basis of preparation and statement of compliance

2.1Statement of compliance

These unaudited interim condensed consolidated financial statements were prepared in compliance with International Accounting Standard IAS 34 — Interim Financial Reporting, which provides for the presentation of selected explanatory notes. The accompanying notes do not contain all the disclosures required for annual financial statements and should therefore be read in conjunction with the Company’s financial statements prepared in accordance with IFRS® Accounting Standards, as of and for the year ended December 31, 2025.

These unaudited interim condensed consolidated financial statements as of June 30, 2026, were approved by the Board of Directors of the Company on September 25, 2026.

IFRS® Accounting Standards basis adopted

The accounting policies applied by the Company in the preparation of the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2026, are identical to those used in the annual financial statements prepared in accordance with IFRS® Accounting Standards as of and for the year ended December 31, 2025 with the exception of specific provisions for the preparation of unaudited interim condensed consolidated financial statements.

Standards, amendments to existing standards and interpretations published by the IASB whose application has been mandatory since January 1, 2026

The application of standards, amendments to existing standards and interpretations whose application has been mandatory since January 1, 2026, in the European Union primarily concern:

●	Amendments to IFRS 9 and IFRS 7 – Classification and Measurement of Financial Instruments – as of January 1, 2026
●	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity – as of January 1, 2026
●	Annual Improvements to IFRS Accounting Standards, as of January 1, 2026 – Amendments to:
o	IFRS 1 First-time Adoption of International Financial Reporting Standards;
o	IFRS 7 Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7;
o	IFRS 9 Financial Instruments;
o	IFRS 10 Consolidated Financial Statements; and
o	IAS 7 Statement of Cash flows

Those amendments had no material impact on the Company’s unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2026.

Standards, amendments to existing standards and interpretations published by the IASB whose application is not yet mandatory

The new standards, interpretations and amendments to existing standards that have been published but are not yet applicable are:

●	Amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates – as of January 1, 2027
●	Amendments to IAS 28 – Fair Value Measurement for Investments in Associates and Joints Ventures – as of January 1, 2027
●	New standard – IFRS 18 – Presentation and Disclosure in Financial Statements – as of January 1, 2027

●	New standard – IFRS 19 – Subsidiaries without Public Accountability: Disclosures – as of January 1, 2027
●	New standard - IFRS 20 Regulatory Assets and Regulatory Liabilities – as of January 1, 2029

The Company is continuing to assess the potential impacts of adopting IFRS 18. At this stage, it does not expect the application of this new standard to have a significant impact on its financial statements.

The Company is currently assessing the applicability and impact of the other new standards, interpretations and amendments.

2.2Scope and method of consolidation

●	Accounting policy

In accordance with IFRS 10 Consolidated Financial Statements, an entity (subsidiary) is consolidated when it is controlled by the company (the parent).

Subsidiaries are all entities over which the Company has control. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and could affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date the control ceases.

All intercompany transactions, balances, and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries are consistent with the policies adopted by the parent.

●	Consolidated entities

As of June 30, 2026, the scope of consolidation consists of two entities, the parent, Inventiva S.A. and its 100% owned subsidiary, Inventiva Inc., for which no non-controlling interest is recognized.

		Percent of
	Date of	Ownership
	incorporation	Interest	Accounting Method
INVENTIVA Inc.	01/05/2021	100%	Fully Consolidated

●	Interests in associates and joint ventures

The Company owns 13.68% of the ownership and voting rights of Hepalys, which is incorporated and has its principal place of business in Japan. In accordance with IAS 28 Investments in Associates and Joint Ventures, Hepalys is an associate of the Company and is accounted for using the equity method (see Note 4.4 – Investments accounted for using the equity method).

2.3Foreign currency translation

●	Functional and presentation currency

The Company’s consolidated financial statements are presented in euros, which is also the functional currency of the parent company, Inventiva S.A. The functional currency of Inventiva Inc. is the U.S. dollar. All amounts presented in these notes to the consolidated financial statements are denominated in euros unless otherwise stated.

●	Translation of financial statements into presentation currency

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into euros, the presentation currency, as follows:

●	Assets and liabilities for each balance sheet presented are translated at the closing rate on the date of that balance sheet,
●	Income and expenses for each statement of (income) loss and statement of comprehensive (income) loss are translated at average exchange rates (which is an approximate value of the exchange rate on the transaction date in the absence of significant fluctuations. Income and expenses are translated at the transaction dates if the exchange rates fluctuate significantly), and
●	All resulting exchange differences are recognized in other comprehensive income.

Exchange rate (USD per EUR)	June 30, 2025	December 31, 2025	June 30, 2026
Average exchange rate for the period	1.0927	1.1300	1.1667
Exchange rate at the end of period	1.1720	1.1750	1.1394

Note 3.    Accounting principles

3.1	Use of estimates and judgment

The preparation of financial statements requires management to make judgments and estimates and apply assumptions that can affect the carrying amounts of assets, liabilities, income and expenses, as well as the information presented in the accompanying notes. Actual reported values may differ from the accounting estimates made.

There have been no significant changes in the material judgments and main estimates used by management when applying the Company’s accounting policies in the preparation of these unaudited interim condensed consolidated financial statements from those described in the annual financial statements prepared in accordance with IFRS Accounting Standards for the year ended December 31, 2025. However, during the six-month period ended June 30, 2026, the Company completed a number of significant financing transactions, including the EIB Transactions and the Debt Financing Transaction, resulting in the issuance of new derivative instruments and equity instruments, as described in Note 1.2 - Significant events in the first six months of 2026.

Derivatives

The fair value measurement of the Legacy EIB Warrants was based on a Longstaff-Schwartz option valuation model. The valuation of the New EIB Warrants and the Lenders’ Warrants was based on a Black & Scholes approach including assumptions regarding the Company’s share price, expected volatility, expected term, risk-free interest rates and other market parameters.

In addition, the fair value measurement of the conversion option embedded in Convertible Bonds required management to estimate the value of the conversion feature separately from the host debt instrument. These valuations involve significant judgment and estimation uncertainty.

The accounting for these transactions required management to exercise judgment, in particular in assessing the classification of certain financial instruments under IAS 32 and IFRS 9, the identification and valuation of derivatives, and issued instruments. These estimates and judgments are described in Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities.

The conflict in Ukraine and the conflicts in the Middle East have not led to any material changes in the estimates or judgements made by management in the preparation of the Company’s consolidated financial statements.

3.2Fair value measurement

In the table below, financial instruments are measured at fair value according to a hierarchy comprising three levels of valuation inputs:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.
●	Level 2: Inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
●	Level 3: Unobservable inputs for the asset or liability.

The table below presents the financial liabilities of the Company measured at fair value on June 30, 2026:

At June 30, 2026 (in thousands of euros)	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	13,051
Total liabilities	—	—	13,051

The table below presents the financial liabilities of the Company measured at fair value at December 31, 2025:

At December 31, 2025 (in thousands of euros)	Level 1	Level 2	Level 3
Financial liabilities at fair value through profit or loss
Long-term financial debt – derivatives	—	—	119,385
Total liabilities	—	—	119,385

3.3Specific disclosure requirements for unaudited interim financial statements

Seasonality of operations

The Company’s operations are not subject to material seasonal fluctuations.

Income tax

Income tax is recognized in the financial statements for each interim period. The amount corresponds to a best estimate calculated by applying the expected weighted average tax rate for the entire year.

The income tax amount recorded as due for an interim period may have to be adjusted in the subsequent interim period of the same year if the estimated annual average tax rate changes.

3.4Going concern

From inception, the Company has financed its growth through successive capital increases, debt including royalty certificates, collaboration and license agreements and payment of French Research tax credit (Crédit d’Impôt Recherche, “CIR”) receivables. The Company continues to pursue its research and development activities for its product lanifibranor.

The Company has incurred operating losses and negative cash flows from operations since inception due to the innovative nature of the product candidates it was developing and the product candidate it continues to develop, which necessitates a research and development phase spanning several years. The Company does not expect to generate revenue from product sales in the near future. With the biopharmaceutical industry’s product development phases requiring increasing investments, the Company’s financing needs will continue to grow as clinical trials of lanifibranor progress.

As of June 30, 2026, the Company has €166.1 million of cash and cash equivalents, consisting of cash and short-term deposit accounts that are liquid and easily convertible within three months without penalty or risk of change in value (refer to Note 4.7 – Cash and Cash equivalents) and €67.8 million of short-term deposits convertible in a period exceeding three months, of which €30.0 million are required to be maintained in such form to comply with the minimum cash covenant under the Debt Financing Transaction. (refer to Note 4.6 – Trade receivables, tax receivables and other current assets).

At the date of authorization of issuance of these unaudited interim condensed consolidated financial statements, based on the Company’s existing cash and cash equivalents and short-term deposits, excluding the amount held to comply with the minimum cash covenant, the Company estimates that it would be able to finance its operations as currently planned until the end of the second quarter of 2027.

Accordingly, the Company’s current cash and cash equivalents will not be sufficient to cover its operating needs for at least the next 12 months. These events and conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern and, therefore, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

If the T3 Warrants issued in the Company’s Structured Financing are exercised in full for gross proceeds of up to c. €116.0 million and Tranche C of the Debt Financing Transaction is issued for gross proceeds of up to €55.0 million, the Company estimates that such potential additional proceeds would enable it to finance its activities until the beginning of the first quarter of 2028.

These estimates are based on the Company’s current business plan, take into account the net proceeds from the Combined Transaction announced on June 2, 2026, as well as the availability of T3 Warrants issued in our Structured Financing, and exclude any potential amounts payable to or by the Company and any additional expenditures related to the product candidate or resulting from any potential in licensing or acquisition of additional product candidates or technologies, or any associated product development the Company may pursue. The Company may have based these estimates on assumptions that are incorrect, the Company may amend its business plan in the future and may have to use its resources sooner than anticipated. These estimates may be shortened in the event of an increase in expenditure relating to the development program beyond the Company’s expectations, or if the anticipated timing of the development program changes. There can be no assurance whether, and to what extent, the T3 Warrants will be exercised and the Tranche C will be issued, if at all.

The Company will need to raise additional funds to support its activities and research and development programs, as currently planned, through:

●	potential issuances of ADSs under its existing ATM program;
●	potential other public or private offerings; and
●	potential strategic transactions such as business development partnerships and/or other business development arrangements.

The Company cannot guarantee that it will be able to obtain the necessary financing or execute any transaction, through any of the aforementioned measures or by other means, to meet its needs or to obtain funds on acceptable terms and conditions, on a timely basis, or at all. If the Company is unable to obtain funding in a timely manner, it may be required to significantly curtail, delay or discontinue one or more of its research or development program or the commercialization of any approved product or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which would impair the Company’s prospects and operations. While recent financing events have improved the Company’s financial position, access to additional capital in the future remains subject to market conditions and investor interest.

If the Company is unable to continue as a going concern, the Company may have to liquidate assets and may receive less than the value at which those assets are carried on the Company’s financial statements. The Company may also determine to cease operations or file for bankruptcy protection. In any of these circumstances, it is likely that investors will lose all or part of their investment. If there remains substantial doubt about the Company’s ability to continue as a going concern, investors or other financing sources may be unwilling to provide funding to the Company on commercially reasonable terms, if at all.

The unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2026, have been prepared on a going concern basis assuming the Company will continue to operate for the foreseeable future. As such, they do not include any adjustments related to the amount or classification of assets and liabilities that may be required if the Company were not able to continue as a going concern.

Note 4.    Notes to the unaudited interim condensed consolidated statement of financial position

4.1Intangible assets

In thousands of euros	December 31, 2025	June 30, 2026
Intangible assets, gross	4,094	4,230
Amortization and impairment	(3,911)	(3,920)
Intangible assets, net	182	310

4.2Property, plant and equipment

In thousands of euros	December 31, 2025	June 30, 2026
Property, plant and equipment, gross	19,939	17,952
Depreciation and impairment	(16,960)	(15,592)
Property, plant and equipment, net	2,979	2,360

As of June 30, 2026, the gross carrying amount decreased by €2.0 million, mainly related to (i) a €3.0 million decrease in connection with asset disposals, mainly related to the termination of certain research activities, partially offset by (ii) a €1.0 million increase as a result of the reassessment of the Fibroscans right-of-use asset following the amendment of the Echosens lease contract effective January 1, 2026.

Depreciation and impairment decreased by €1.4 million, reflecting both the increase in depreciation expense associated with the reassessed IFRS 16 right-of-use asset and the derecognition of €2.8 million of accumulated depreciation on assets disposed of during the period.

Accordingly, the net carrying amount decreased by €0.6 million.

4.3Deferred tax assets

Inventiva S.A. and Inventiva Inc. are taxed as two separate entities and cannot apply the tax consolidation. For each entity, the deferred tax assets and deferred tax liabilities are offset in the consolidated financial statements. Deferred tax assets are recognized only when an entity has sufficient evidence that it will have a sufficient taxable benefit available to use the unused tax losses in the foreseeable future.

As recovery of these losses in future periods is considered unlikely due to the uncertainty inherent to Inventiva S.A.’s activity, deferred tax assets were recognized on this basis on June 30, 2026 only for Inventiva Inc.

4.4Investments accounted for using the equity method

On September 26, 2023, the Company exercised an option to buy 30% (1,500,000 ordinary shares) of Hepalys at an aggregate exercise price of ¥300 (equal to €1.90). Following the receipt of the exercise notice, Hepalys’s Board of Directors authorized the transfer of the 1,500,000 ordinary shares from Catalys to the Company on October 11, 2023.

The Company did not participate in Hepalys’ capital increases in 2023 and 2024, which resulted in a dilution of the Company’s ownership down to 15%. (See Note 7 – Investments accounted for using the equity method to the annual consolidated financial statements for the year ended on December 31, 2025)

During the six-month period ended June 30, 2026, the Company’s equity-accounted investee, Hepalys, completed two capital increases in which the Company did not participate. These capital increases resulted in a mechanical dilution of the Company’s ownership interest in Hepalys, as follows:

On January 14, 2026 and February 24, 2026, Hepalys completed two capital increases reserved to existing shareholders, of €1.7 million and €0.6 million, respectively. The Company’s non-participation in this capital raise resulted in a dilution of its ownership interest from 14.64% to 13.92% as at January 14, 2026 and to 13.68% as at February 24, 2026.

The Company analyzed its ownership of Hepalys and concluded that, as of June 30, 2026, it has a significant influence but not control or joint control of Hepalys, as concluded as of December 31, 2025.

As the Company maintained significant influence over Hepalys despite the dilution, the investment continues to be accounted for using the equity method. The combined dilution effect resulted in a total dilution gain of €0.3 million, recognized in the consolidated statement of income (loss) for the six-month period ended June 30, 2026.

As of June 30, 2026, the Company holds 13.68% of Hepalys’ shares.

The tables below provide the summarized statement of financial position of Hepalys. The disclosed information reflects the amounts presented in the financial statements of Hepalys and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below also provide the reconciliation between the Hepalys statement of financial position and the carrying amount in the Company’s statement of financial position.

(in thousands of euros)	December 31, 2025	June 30, 2026
Non-current assets	12,729	11,556
Current assets	183	1,966
Total assets	12,912	13,522
Shareholders’ equity	12,766	13,389
Current liabilities	146	133
Equity and liabilities	12,912	13,522
Opening net assets	18,368	12,766
Loss for the period(1)	(3,816)	(1,642)
Other comprehensive income	(1,786)	(70)
Capital variations	—	2,335
Closing net assets	12,766	13,389
Group’s share in %	15%	14%
Group’s share	1,869	1,832
Elimination of unrealized profit on downstream sales	(1,378)	(1,340)
Goodwill	37	37
Carrying amount	527	528
(1)	Refer to Note 5.5 – Share of net profit - equity method

4.5Other non-current assets

(in thousands of euros)	December 31, 2025	June 30, 2026
Long-term deposit accounts	115	836
Advance payments – non-current	1,047	1,047
Allowance for doubtful accounts	—	(33)
Other non‑current assets	1,162	1,849

As of June 30, 2026, Other non-current assets increased by €0.7 million compared to December 31, 2025, primarily related to the long-term deposit accounts amounting to €0.8 million as of June 30, 2026, compared to €0.1 million as of December 31, 2025. The increase relates to an cash collateral deposit made in connection with Lenders’ Tranche B of the Debt Financing Transaction, recognized initially at the fair value for €0.7 million. This amount is contractually recoverable upon final repayment of the related financing.

The other advance payments remain stable at €1.0 million corresponding to the advance paid under the contract research organization (“CRO”) contract with Pharmaceutical Research Associates Group B.V. (“PRA”) (See Note 6.1 – Commitments related to operational activities).

4.6Trade receivables, tax receivables and other current assets

Trade receivables and others

Trade receivables and others break down as follows (by maturity of issuance date):

(in thousands of euros)	December 31, 2025	June 30, 2026
3 months or less	2,016	3,734
Trade receivables and others	2,016	3,734

The average payment period is 30 days.

As of June 30, 2026, trade receivables and others increased by €1.7 million, mainly in connection with the reinvoicing to Chia Tai Tianqing Pharmaceutical Group Co., Ltd. (‘CTTQ’) of part of the Company’s study costs.

Tax receivables and Other current assets

(in thousands of euros)	December 31, 2025	June 30, 2026
CIR and other research tax credits	2,267	3,080
Other	14	3
Tax receivables	2,281	3,083
Prepaid expenses	3,952	1,660
Short-term deposit accounts	131,558	67,765
Current accrued income	1,575	862
Liquidity agreement - Cash	527	—
VAT receivables	3,148	2,677
Other receivables	101	57
Other current assets	140,861	73,021
Other current assets and tax receivables	143,142	76,104

French Research Tax Credit (“CIR”)

As of June 30, 2026, tax receivables are mainly composed of 2025 CIR receivable for €2.3 million and for the estimated 2026 CIR for €0.8 million.

As of December 31, 2025, tax receivables amounted to €2.3 million, mainly relating to the 2025 CIR for an amount of €2.3 million.

Prepaid expenses

As of June 30, 2026, prepaid expenses, which decreased by €2.3 million, are mainly composed of trial costs related to NATiV3 and €0.4 million of transaction costs mainly related to the ATM program as of the first six months of 2026 (see Note 1.2 – Significant Events in the first six months of 2026).

As of December 31, 2025, prepaid expenses were mainly composed of trial costs related to NATiV3 in 2025 and €1.3 million in connection with the new ATM program as of December 31, 2025.

Short-term deposit accounts

These deposits have original maturities exceeding three months and therefore do not qualify as cash equivalents under IAS 7.

As of June 30, 2026, short-term deposit accounts decreased by €63.8 million compared to December 31, 2025, mainly related to the closing of short-term deposits at Société Générale for $71.8 million (€63.1 million) and Crédit Agricole for $56.5 million (€49.6 million), partially offset by the opening of a new short-term deposit account at Société Générale for $39.5 million (€34.7 million) and a new short-term deposit account at Crédit Agricole for $16.4 million (€14.4 million).

Included in short-term deposits is an amount of €30.0 million held in term deposits to satisfy the minimum cash covenant under the Debt Financing Transaction. These deposits are excluded from cash and cash equivalents because they are held primarily for covenant compliance purposes.

As of December 31, 2025, the short-term deposit accounts amounted to €131.6 million, primarily composed of the short-term deposit accounts subscribed during the fourth quarter of the period with Crédit Agricole for €43.0 million and $14.6 million (€12.4 million), and with Société Générale for €53.0 million and $26.5 million (€22.5 million).

Current accrued income

As of June 30, 2026, current accrued income amounted to €0.9 million related to the re-invoicing of costs related to NATiV3.

Liquidity agreement - Cash

As of June 30, 2026, no cash was held under the liquidity agreement, compared to €0.5 million as of December 31, 2025. This decrease is related to the termination of the liquidity agreement with Kepler Cheuvreux during the first half of 2026. (see Note 4.8 – Shareholders’ equity)

4.7Cash and cash equivalents balance from the statement of cash flows

(in thousands of euros)	December 31, 2025	June 30, 2026
Other cash equivalents (1)	82,628	132,293
Cash at bank and at hand	16,684	33,835
Cash and cash equivalents (2)	99,312	166,127
Cash and cash equivalents balance from the statement of cash flows	99,312	166,127
(1)	Other cash equivalents correspond to short - term bank deposits
(2)	Balances presented in the statement of financial position

4.8Shareholders’ equity

In accordance with the decision of the Annual General Meeting of shareholders, the net loss of €354.1 million for the financial year ending December 31, 2025, has been appropriated to reserves (accumulated losses). No appropriation to statutory or other reserves has been made.

Share capital

As of June 30, 2026, the share capital was set at 2,362,802.02 divided into 236,280,202 fully authorized, subscribed and paid-up shares with a nominal value of €0.01.

Share capital variation in the first six months of 2026 is set forth in the table below:

			Premiums
(In euros, except number of shares)		Share	related to	Number of	Nominal
Date	Nature of the transactions	capital	share capital	shares	value
Balance as of December 31, 2025		1,932,370	528,230,262	193,236,978	0.01
January 1, 2026	Transaction costs related to the Public offering (American Depositary Shares) of November 18, 2025	—	(428,028)	—	—
January 14, 2026	Structured Financing (Exercise of T1bis warrants)	20,594	2,759,577	2,059,386	0.01
January 23, 2026	Structured Financing (Exercise of T2 warrants)	111,111	14,888,889	11,111,111	0.01
February 11, 2026	Structured Financing (Exercise of T1 warrants)	13,000	1,742,000	1,300,000	0.01
April 23, 2026	Structured Financing (Exercise of T1 warrants)	13,000	1,742,000	1,300,000	0.01
June 5, 2026	Equity Offering	272,727	94,989,798	27,272,727	0.01
Balance as of June 30, 2026		2,362,802	643,924,498	236,280,202	0.01

The increase of the first six months of 2026 on the share capital and premiums related to:

●	The recognition on January 1, 2026 of capital increase transaction costs amounting to €0.4 million, recorded as a decrease in share premium;
●	the exercise on January 14, 2026 of warrants issued under tranche 1bis of the Structured Financing (the “T1bis BSAs”), which had been pre-funded, resulting in the issuance of 2,059,386 new ordinary shares for gross proceeds of €20,594. Given a nominal value of €0.01 per share, the increase in share capital amounted to €20,594, with a corresponding increase in share premium of €2.8 million, transferred from reserves;
●	the exercise on January 23, 2026 of second tranche warrants issued under the Structured Financing (the “T2 BSAs”), which had been pre-funded, resulting in the issuance of 11,111,111 new ordinary shares for gross proceeds of €111,111. Given a nominal value of €0.01 per share, the increase in share capital amounted to €111,111, with a corresponding increase in share premium of €14.9 million, transferred from reserves;
●	the exercise on February 11, 2026 of first tranche warrants issued under the Structured Financing (the “T1 BSAs”), which had been pre-funded, resulting in the issuance of 1,300,000 new ordinary shares for gross proceeds of €13,000. Given a nominal value of €0.01 per share, the increase in share capital amounted to €13,000, with a corresponding increase in share premium of €1.7 million, transferred from reserves;
●	The exercise on April 23, 2026 of T1 BSAs, which had been pre-funded, resulting in the issuance of 1,300,000 new ordinary shares. Given a nominal value of €0.01 per share, the increase in share capital amounted to €13,000, with a corresponding increase in share premium of €1.7 million, transferred from reserves;
●	The capital increase completed on June 5, 2026 in connection with the Equity Offering, resulting in the issuance of 27,272,727 new ordinary shares. Given a nominal value of €0.01 per share, the increase in share capital amounted to €272,727 with a corresponding increase in share premium of €95.0 million, net of transaction costs. The transaction costs amounted to €7.8 million.

Liquidity agreement

On January 19, 2018, the Company entered into a liquidity agreement with Kepler Cheuvreux, replacing the previous liquidity agreement with Oddo BHF. This agreement with Kepler Cheuvreux, as amended in 2019, automatically renews for 12-month periods unless terminated by either party. Under the terms of the agreement, the investment services provider (“ISP”) is authorized to buy and sell the Company’s treasury shares without interference from the Company to ensure the liquidity of the shares on the Euronext market. As of June 30, 2026, this agreement was terminated by Inventiva, thereby ending the collaboration with Kepler Cheuvreux.

BSA and BSPCE plans

BSA and BSPCE plan characteristics

As of June 30, 2026, one BSPCE plan and 9 BSA plans are outstanding.

The BSPCE and BSA plans are described in the Note 12.3 – Share warrants plans of the annual consolidated financial statements for the year ended on December 31, 2025.

On June 30, 2026, the Company granted 300,000 BSAs to members of the Board of Directors under the BSA 2026 warrant plan. The BSAs under this plan have a subscription price set at €0.68 and an exercise price of €3.28.

Movements in BSPCE share warrants and BSA share warrants (in number of shares issuable upon exercise)

	Decision of issuance		Exercise	Outstanding				Outstanding	Number of
	by the Board		price	at Jan 1,			Forfeited /	at June 30,	exercisable
Type	of Directors	Grant Date	(in euros)	2026	Issued	Exercised	Lapsed	2026	shares
BSPCE - Plan 2021	04/16/2021	04/16/2021	11.74	430,000	—	—	—	430,000	430,000
TOTAL BSPCE share warrants				430,000	—	—	—	430,000	430,000
BSA - Plan 2017	05/29/2017	05/29/2017	6.67	130,000	—	—	—	130,000	130,000
BSA - Plan 2018	12/14/2018	12/14/2018	6.07	116,000	—	—	—	116,000	116,000
BSA 2019	06/28/2019	06/28/2019	2.20	10,000	—	—	—	10,000	10,000
BSA 2019 bis	03/09/2020	03/09/2020	3.68	10,000	—	—	—	10,000	10,000
BSA 2019 ter	03/09/2020	03/09/2020	3.68	36,000	—	—	—	36,000	36,000
BSA 2021	04/16/2021	04/16/2021	11.74	14,333	—	—	—	14,333	14,333
BSA 2023	05/25/2023	05/25/2023	2.51	10,000	—	—	—	10,000	—
BSA 2023 - 2	12/15/2023	12/15/2023	3.91	20,000	—	—	—	20,000	—
BSA 2026	06/30/2026	06/30/2026	3.28	—	300,000	—	—	300,000	300,000
TOTAL BSA share warrants				346,333	300,000	—	—	646,333	616,333
Total share warrants				776,333	300,000	—	—	1,076,333	1,046,333

At June 30, 2026, a total of 430,000 BSPCEs (representing, if exercised, 430,000 shares) and 646,333 BSAs (representing, if exercised, 646,333 shares) were outstanding, corresponding to a total of 1,076,333 shares if exercised, the maximum number of shares to be issued when all related conditions are met.

Free Shares (“AGA”) plans

AGA plans

As of June 30, 2026, 13 AGA plans are outstanding: AGA 2023-1, AGA 2024-1, AGA 2024-2, AGA 2024-3, AGA 2024-4, AGA 2025-1, AGA 2025-2, AGA 2025-4, AGA 2025-5, AGA 2026-1, AGA 2026-1bis, AGA 2026-2, AGA 2026-2bis.

On March 27, 2026, the Board of Directors decided to grant:

●	434,000 free shares, of which 134,000 to beneficiary employees and 300,000 to Susan Coles, Chief Legal Officer, under the new AGA 2026-1 plan; and
●	38,000 free shares to beneficiary employees under the new AGA 2026-1-bis plan.

On May 1, 2026, the Board of Directors decided to grant:

●	137,500 free shares to beneficiary employees under the new AGA 2026-2 plan; and
●	450,000 free shares to Axel-Sven Malkomes, Chief Financial Officer under the new AGA 2026-2-bis plan.

Movements in AGA (in number of shares issuable upon exercise)

	Decision of issuance		Stock price	Outstanding				Outstanding
	by the Board		at grant date	at Jan 1,			Forfeited /	at June 30,
Type	of Directors	Grant Date	(in euros)	2026	Granted	Vested	Lapsed	2026
AGA 2023-1	05/25/2023	05/25/2023	2.60	385,706	—	—	—	385,706
AGA 2024-1 (Tr1 - Tr2 - Tr3)	12/13/2024	01/06/2025	2.30	276,849	—	—	—	276,849
AGA 2024-2 (Tr1 - Tr2 - Tr3)	12/13/2024	01/06/2025	2.30	113,179	—	—	—	113,173
AGA 2024-3 (Tr1 - Tr2 - Tr3)	12/13/2024	01/06/2025	2.30	975,043	—	—	(29,749)	945,294
AGA 2024-4 (Tr1 - Tr2 - Tr3)	12/13/2024	01/17/2025	2.30	113,000	—	—	(23,183)	89,817
AGA 2025-1 (Tr1 - Tr2 - Tr3)	09/30/2025	09/30/2025	3.67 - 4.92	1,588,663	—	—	—	1,588,663
AGA 2025-1 (Tr4)	09/30/2025	09/30/2025	3.61 - 4.76	630,070	—	—	—	630,070
AGA 2025-2	09/26/2025	09/26/2025	4.95	2,298,000	—	—	(74,601)	2,223,399
AGA 2025-4	12/15/2025	12/15/2025	3.79	68,000	—	—	(5,000)	63,000
AGA 2025-5	12/15/2025	12/15/2025	3.79	500,000	—	—	—	500,000
AGA 2026-1	03/27/2026	03/27/2026	5.15	—	434,000	—	(5,000)	429,000
AGA 2026-1bis	03/27/2026	03/27/2026	5.15	—	38,000	—	—	38,000
AGA 2026-2	05/01/2026	05/01/2026	4.31	—	137,500	—	—	137,500
AGA 2026-2bis	05/01/2026	05/01/2026	4.31	—	450,000	—	—	450,000
TOTAL free shares				6,948,504	1,059,500	—	(137,533)	7,870,471

On June 30, 2026, a total of 7,870,471 AGA were outstanding. During the first six months of 2026, 137,533 AGA were forfeited, mainly due to employee departures.

For the first six months of 2026, share-based compensation expense with respect to AGA and BSA totaled €4.4 million, compared to €2.2 million for the corresponding period in 2025, mainly due to the new AGA plans between both periods.

These expenses are recognized in personnel costs (see Note 5.2 – Operating expenses).

The main features of the AGA plans granted during the six-month period of the year 2026 are detailed below:

	AGA 2026-1	AGA 2026-1bis	AGA 2026-2	AGA 2026-2bis
	(Tr1 - Tr2 - Tr3)	(Tr1 - Tr2 - Tr3)	(Tr1 - Tr2 - Tr3)	(Tr1 - Tr2 - Tr3)
Decision of issuance by the Board of Directors	03/27/2026	03/27/2026	05/01/2026	05/01/2026
Grant date	03/27/2026	03/27/2026	05/01/2026	05/01/2026
Beneficiary	Employees and Susan Coles (Chief Legal Officer)	Employees	Employees	Axel-Sven Malkomes (Chief Financial Officer)
Holding period (year)	3	3	3	3
Service condition	Yes	Yes	Yes	Yes
Performance condition	No	No	No	No
Number of AGA granted	434,000	38,000	137,500	450,000
Number of shares per AGA	1	1	1	1
Valuation method used	Share price	Share price	Share price	Share price
Fair value per AGA at grant date	5.15	5.15	4.31	4.31
Expected volatility	N/A	N/A	N/A	N/A
Average life (years)	N/A	N/A	N/A	N/A
Risk-free rate	N/A	N/A	N/A	N/A
Expected dividends	—	—	—	—
Stock price reference	N/A	N/A	N/A	N/A
Non-transferable discount	N/A	N/A	N/A	N/A

Stock Options (“SO”) plans

As of June 30, 2026, seven stock options plans were outstanding: SO 2024-1, SO 2024-2, SO 2025-1, SO 2025-2, SO 2025-3, SO 2026-1 and SO 2026-2.

On June 9, 2026, the Board of Directors decided to grant:

●	1,067,000 stock options, of which 517,000 to beneficiary employees and 550,000 to Pamela Herbster, Chief People Officer, under the new SO 2026-1 plan; and

On June 30, 2026, the Board of Directors decided to grant:

●	3,000,000 stock options to Mark Pruzanski, Chairman of the Board of Directors, under the new SO 2026-2 plan.

Movements in stock-options

	Decision of		Fair value	Outstanding				Outstanding
	issuance by the	Grant	at grant date	at Jan 1,			Forfeited /	at June 30,
Type	Board of Directors	Date	(in euros)	2026	Issued	Exercised	Lapsed	2026
SO 2024-1	12/20/2024	01/23/2025	1.10	12,898,116	—	—	—	12,898,116
SO 2024-2	12/20/2024	01/23/2025	1.10	213,000	—	—	—	213,000
SO 2025-1	10/10/2025	10/10/2025	1.77	1,865,750	—	—	(7,500)	1,858,250
SO 2025-2	12/02/2025	12/04/2025	1.78	6,000,000	—	—	—	6,000,000
SO 2025-3	12/15/2025	01/26/2026	3.68	1,145,500	—	—	—	1,145,500
SO 2026-1	06/09/2026	06/09/2026	1.68	—	1,067,000	—	—	1,067,000
SO 2026-2	06/30/2026	07/07/2026	1.83	—	3,000,000	—	—	3,000,000
TOTAL Stock options				22,122,366	4,067,000	—	(7,500)	26,181,866

On June 30, 2026, a total of 26,181,866 stock options were outstanding.

The implied stock options fair values are estimated at €14.2 million for SO 2024-1, €0.2 million for SO 2024-2, €3.3 million for SO 2025-1, €10.7 million for SO 2025-2, €4.2 million for SO 2025-3, €1.8 million for SO 2026-1, and €5.5 million for SO 2026-2.

For the first six months of 2026, share-based compensation expense with respect to stock options totaled €7.3 million. No expense was recognized in relation to the SO 2026-2 plan during the period, as the grant date of July 7, 2026, occurred after the reporting date of June 30, 2026.

The main features of the SO plans granted during the six-month period of the year 2026 are detailed below:

	SO 2025-3	SO 2026-1	SO 2026-2
Decision of issuance by the Board of Directors	12/15/2025	06/09/2026	06/30/2026
Grant date	01/26/2026	06/09/2026	07/07/2026
Beneficiary	Employees	Employees and Pamela Herbster, (Chief People Officer)	Mark Pruzanski (Chairman of the Board of Directors)
Vesting period (year)	3	3	1.5
Holding period (year)	1	1	1
Service condition	Yes	Yes	Yes
Performance condition	No	No	Yes
Number of SO granted	1,145,500	1,067,000	3,000,000
Number of shares per SO	1	1	1
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes
Fair value per SO at grant date	3.68	1.68	1.83
Expected volatility	57.3%	59.0%	58.7%
Average life (years)	5	5	5
Risk-free rate	2.7%	3.1%	3.1%
Expected dividends	—	—	—
Stock price reference	3.63	€3.26	€3.33 €
Non-transferable discount	N/A	N/A	N/A

Forward contract relating to the New EIB Warrants

The fair value of the forward contract relating to the New EIB Warrants was determined using the Black-Scholes option pricing model based on the underlying warrants. The valuation reflects the contractual characteristics of the underlying warrants, including their exercise price, expected term, risk-free interest rate, expected volatility and the market price of the Company’s ordinary shares at the valuation date.

The New EIB Warrants underlying the forward contract have an exercise price of €0.01 per warrant and a contractual term ending on January 4, 2036.

The hypothesis and results are detailed in the following table:

As of June 30, 2026
(Shareholders approval
New EIB Warrants	and valuation date)
Number of warrants outstanding	15,677,573
Number of shares per warrant	1.00
Stock price (€)	3.22
Maturity (years)	9.5
Volatility	58.6%
Strike price (€)	0.01
Risk free rate	3.7%
Expected dividends	—
Fair Value (k€)	50,400
Unit Fair value (€)	3.21

Based on the Company’s analysis, the commitment to issue the New EIB Warrants met the fixed-for-fixed criterion under IAS 32 and was therefore classified as an equity instrument. Accordingly, the derivative liability previously recognized in respect of the Remaining EIB Warrants was derecognized and replaced by the equity instrument.

For further information about the Remaining EIB Warrants which have been derecognized and replaced, please refer to Note 4.8 – Shareholders’ equity.

The forward contract was measured at fair value, corresponding to the fair value of the New EIB Warrants to be issued (€50.4 million) less their aggregate subscription price10 (€0.2 million).

As of June 30, 2026, the fair value of the forward contract recognized in equity (Reserves) amounted to €50.2 million, before deduction of the transaction costs of €0.3 million, with no subsequent change to be recognized (see Note 4.8 – Shareholders’ equity).

For further information about the New EIB Warrants issuance, please refer to Note 6.4 – Events after the reporting date.

4.9Debt, Derivatives and Royalty Certificates liabilities

			Debt carried on the
June 30, 2026			balance sheet on
(in thousands of euros)	Short-term	Long-term	June 30, 2026
Bank borrowings	10,716	52,994	63,710
Accrued interest payable on loans	624	—	624
Lease liabilities	1,974	351	2,325
Debt	13,314	53,345	66,659
Derivatives	—	13,051	13,051
Royalty certificates liabilities	—	59,079	59,079
Total	13,314	125,475	138,789

			Debt carried on the
December 31, 2025			balance sheet on
(in thousands of euros)	Short-term	Long-term	December 31, 2025
Bank borrowings	29,836	21,398	51,234
Accrued interest payable on loans	436	5,418	5,855
Lease liabilities	2,036	735	2,771
Debt	32,309	27,551	59,860
Derivatives	—	119,385	119,385
Royalty certificates liabilities	—	51,645	51,645
Total	32,309	198,581	230,890

10 The New EIB Warrants have been issued at a unit price of €0.01.

The table below details the changes in liabilities arising from financing activities, including both cash flows and non-cash changes.

	Bank borrowings						Derivatives
		PGE		BlackRock -	Accrued			Convertible
		&		Claret	interest			option		Royalty
	Bank	PPR	EIB	Tranche	payable	Lease	EIB	(Convertible	Lenders	certificates
In thousands of euros	overdraft	Loans	loan	A & B	on loans	liabilities	Warrants	Bonds)	Warrants	liabilities	Total
As of December 31, 2025	13	5,928	45,292	—	5,855	2,771	119,385	—	—	51,645	230,890
Principal received	(13)	—	—	59,015	—	—	—	10,588	—	—	69,589
Decrease in loans	—	(1,478)	(50,000)	—	—	—	(50,000)	—	—	—	(101,478)
Interest paid	—	(75)	(12,204)	(392)	—	—	—	—	—	—	(12,671)
Payment of lease liabilities	—	—	—	—	—	(1,167)	—	—	—	—	(1,167)
Cash flow from (used in) financing activities	(13)	(1,553)	(62,204)	58,623	—	(1,167)	(50,000)	10,588	—	—	(45,726)
Lease new contract / reassessment	—	—	—	—	—	671	—	—	—	—	671
Initital recognition at fair value	—	—	—	—	—	—	—	—	3,784	—	3,784
Change in fair value	—	—	—	—	—	—	(69,385)	(1,012)	(309)	—	(70,705)
Cumulative fixed interest expense accrual	—	75	11,394	637	(5,231)	48	—	—	—	7,433	14,374
Catch-up impact of the debt remeasurement	—	—	5,517	—	—	—	—	—	—	—	5,500
Foreign exchange gain (loss)	—	—	—	—	—	2	—	—	—	—	2
Non-cash from (used in) financing activities	—	75	16,912	637	(5,231)	721	(69,385)	(1,012)	3,475	7,433	(46,375)
As of June 30, 2026	—	4,450	—	59,260	624	2,325	—	9,576	3,475	59,079	138,789

	Bank borrowings					Derivatives
						T2
						New
						Shares
				Accrued		and T2
		PGE		interest		BSAs		Royalty
	Bank	&	EIB	payable	Lease	call	EIB	certificates
In thousands of euros	overdraft	PPR Loans	loan	on loans	liabilities	options	Warrants	liabilities	Total
As of December 31, 2024	9	9,195	35,993	4,477	4,654	73,400	24,315	29,207	181,250
Principal received	3	—	—	—	—	—	—	—	3
Decrease in loans	—	(1,791)	—	—	—	—	—	—	(1,791)
Payment of lease liabilities	—	—	—	—	(1,317)	—	—	—	(1,317)
Cash flow from (used in) financing activites	3	(1,791)	—	—	(1,317)	—	—	—	(3,104)
Lease new contract / reassessment	—	—	—	—	739	—	—	—	739
Change in fair value	—	—	—	—	—	(73,400)	17,936	—	(55,464)
Cumulative fixed interest expense accrual	—	—	4,286	933	—	—	—	4,208	9,427
Foreign exchange gain (loss)	—	—	—	—	(49)	—	—	—	(49)
Non-cash from (used in) financing activites	—	—	4,286	933	690	(73,400)	17,936	4,208	(45,347)
As of June 30, 2025	12	7,404	40,279	5,410	4,027	—	42,251	33,415	132,798

The maturity analysis of financial liabilities based on undiscounted contractual cash flows is presented in Note 6.3 – Financial risk management.

French state-guaranteed loan (“PGE”) and equity recovery loans (“PPR”)

In May 2020, the Company entered into three credit agreements pursuant to which it received €10.0 million in the form of state-guaranteed loans (Prêts Garantis par l’Etat, or “PGE”) which are provided by a syndicate of French banks and guaranteed by the French government in the context of the COVID-19 pandemic and were initially set to mature in May 2021. These loans were extended until the third quarter of 2022. The amendments provide for reimbursements to be made over four years, beginning in July 2022 for the loan from Crédit Agricole and in September 2022 for the loans from Bpifrance and Société Générale.

In June 2022, the Company entered into three loan agreements with a syndicate of French banks for a total amount of €5.3 million. One loan agreement was part of a state-guaranteed PGE loan facility with Bpifrance and the other two loan agreements were part of a stimulus economic plan (Prêts Participatifs Relance, or “PPR”) granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

The PGE loan granted by Bpifrance in 2022 was guaranteed up to 90% by the French government with an initial term of twelve months. Both the 2020 PGE and the 2022 PGE reached their contractual maturity in May 2026 and have since been fully repaid. The two PPR loans were guaranteed predominantly by the French government and featured an eight-year financing period and a four-year repayment period.

The PGE and PPR repayments in the first six months of 2026 amounted to €1.5 million, to an aggregate amount since the subscription of €11.6 million as of June 30, 2026. The PGE and PPR repayments in the first six months of 2025 amounted to €1.8 million.

Credit facility agreement with the European Investment Bank

On May 16, 2022, the Company entered into the Finance Contract (“Finance Contract”) with the EIB for a loan up to €50 million, divided into two tranches of €25 million each.

●	On December 8, 2022, the Company received the disbursement of EIB Tranche A. Capitalized interest for EIB Tranche A was 8% and repayment was due in December 2026, four years after its disbursement.
●	On January 18, 2024, the Company received the disbursement of EIB Tranche B. Capitalized interest for EIB Tranche B was 7% and repayment was due in January 2027, three years after its disbursement.

EIB Tranche A of €25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Tranche A Warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan was €27.9 million on December 31, 2025, with an effective interest rate of 21.9%.

EIB Tranche B of € 25 million was recognized as financial debt at amortized cost, which takes into account the fair value of the derivative instrument (EIB Tranche B Warrants) at inception and the borrowing costs of €0.1 million. The amortized cost of the loan was €17.4 million on December 31, 2025, with an effective interest rate of 32.7%.

On the EIB Transactions Execution Date, the Company entered into the EIB Master Agreement providing for the full repayment of the EIB loan facilities and the restructuring of the Company’s arrangements with the EIB.

On the EIB Transactions Execution Date, the amortized cost of the EIB Tranche A was €27.9 million and the related accrued interests was €2.9 million. The amortized cost of the EIB Tranche B was €23.1 million, after capitalization of €5.7 million interests, and the related accrued interests were €2.8 million.

In accordance with IFRS 9, the Company reassessed the carrying amount of the EIB loan to reflect the revised expected cash flows resulting from the probable exercise of the contractual prepayment option. The Company recognized a €5.0 million financial expenses corresponding to the IFRS 9 catch-up adjustment and an additional €0.5 million charge resulting from the unwinding of the discount between the EIB Transactions Execution Date and the EIB Completion Date.

On the EIB Completion Date, the Company prepaid in full the outstanding principal and accrued interest relating to EIB Tranche A and EIB Tranche B for an aggregate amount of €62.2 million. Pursuant to the EIB Master Agreement, the EIB waived the early prepayment fees that would otherwise have been due under the Finance Contract.

Following the settlement, the Company derecognized the financial liabilities relating to EIB Tranche A and EIB Tranche B from its statement of financial position as of June 30, 2026.

As of June 30, 2026, the Company no longer had any outstanding amount under the Finance Contract with the EIB.

Debt Financing Agreement with BlackRock and Claret Capital Partners

On June 12, 2026, the Company entered into a debt financing agreement with the Lenders, providing €75.0 million of senior secured debt financing.

The financing consists of the following tranches:

●	Lenders’ Tranche A – €35.0 million of senior secured convertible bonds, drawn down on June 12, 2026;
●	Lenders’ Tranche B – €40.0 million of senior secured non-convertible amortized bonds, drawn down on June 12, 2026;
●	Lenders’ Tranche C – up to €55.0 million of senior secured non-convertible amortized bonds (uncommitted, drawable until February 15, 2027 subject to conditions precedent);

●	Additional Lenders’ Tranche – up to €20.0 million of additional debt instruments (uncommitted, subject to mutual consent following FDA approval of the NDA for lanifibranor); and

As of the authorization date, the conditions precedent to Tranche C have not been met (see Note 1.2 – Significant events in the first six months of 2026).

On June 12, 2026, the Company drew down the first two tranches of the Debt Financing Transaction for an aggregate principal amount of €75.0 million (net proceeds of €69.6 million):

-

Lenders’ Tranche A for €35.0 million, with annual fixed interest of 9.90%, with an interest-only period until December 31, 2028, followed by sixteen monthly instalments of principal and interest, until final maturity on April 1, 2030. The Convertible Bonds have a par value of one euro each and a conversion price equal to a premium of 40%, applied on the lower of (i) the 30-day VWAP of the ordinary shares on Euronext Paris immediately prior to April 30, 2026 (being €4.6681), (ii) the 30-day VWAP of the ordinary shares on Euronext Paris immediately prior to the issuance date of the Convertible Bonds, or (iii) the euro-equivalent offering price per ordinary share, represented by each ADS sold in the Equity Offering, being €3.7781. The conversion price is subject to a minimum equal to the 30-day VWAP immediately prior to the issuance date and the minimum price per the Company’s current authorizations. Pursuant to the conversion price formula described above, the conversion price was set on June 12, 2026 at €5.2893 per ordinary share, corresponding to a conversion ratio of 0.18907 ordinary shares per Convertible Bond of €1 par value. The conversion price may subsequently be revised pursuant to the Equity-Linked Pricing Reset mechanism.

-

Lenders’ Tranche B for €40.0 million, with annual fixed interest of 9.90%, supplemented by payment-in-kind interest of 2.10% capitalized annually, with an initial interest-only period ending on March 31, 2027 (extendable at the Company’s election to December 31, 2027 subject to (i) meeting the NATiV3 primary endpoint and (ii) confirmation of the exercise of T3 Warrants or prior completion of an equity fundraising for at least €100 million following release of results of NATiV3, with both (i) and (ii) being met no later than February 15, 2027, and thereafter to December 31, 2028 subject to FDA approval of the NDA for lanifibranor, by no later than 15 business days prior to December 31, 2027), with final maturity on April 1, 2030.

Lenders’ Tranche A and Lenders’ Tranche B also include issuer and holder early repayment rights, including voluntary prepayment rights exercisable by the Company and acceleration rights exercisable by the holders upon specified events of default or termination events.

Lender’s Tranche A is recognized as a hybrid instrument and accounted for using a split accounting approach:

-	A debt component initially recognized at fair value, net of attributable transaction costs, and subsequently measured at amortized cost using the effective interest rate method; and
-	A compound embedded derivative corresponding to the conversion option.

Lenders’ Tranche A of €35 million was recognized as a financial liability, with a debt component initially recognized at fair value as of June 12, 2026, net of attributable transaction costs of €2.5 million, and net of the fair value of the compound conversion option, which does not meet the “fixed-for-fixed” criterion, and is therefore recognized separately at fair value through the statement of income (loss).

The conversion feature includes (i) conversion rights exercisable by the holders of the Convertible Bonds and (ii) a forced conversion mechanism exercisable by the Company upon the occurrence of specified market conditions. In addition, the conversion terms are subject to customary anti-dilution adjustments and to an Equity-Linked Pricing Reset mechanism which may result in future adjustments to the conversion price and the corresponding conversion ratio. As a result, the number of ordinary shares deliverable upon conversion is not fixed and the conversion feature is accounted for separately as a compound embedded derivative measured at fair value through profit or loss.

The conversion option is separated from the host debt and recognized as a compound embedded derivative measured at fair value through profit or loss. Upon initial recognition on June 12, 2026, the conversion option was measured at a fair value of €10.6 million and recorded as a derivative financial liability. The residual amount was allocated to the host debt component, after deduction of attributable transaction costs of €2.5 million.

As of June 30, 2026, the carrying amount of the Tranche A debt component amounted to €22.0 million and was measured using an effective interest rate of 32.2%. The fair value of the embedded conversion option amounted to €9.6 million and is included within long-term derivative liabilities (see Note 5.4 – Financial income and expenses). Changes in the fair value of the conversion option are recognized within financial income (expense) in the statement of income (loss) (see Note 5.4 – Financial income and expenses). The fair value of the loan as of June 30, 2026, amounted to €22.2 million, with a market rate of 32.2%.

Lenders’ Tranche B of €40 million was recognized as a financial liability, initially recognized at fair value on June 12, 2026, net of attributable transaction costs of €2.9 million, and subsequently measured at amortized cost using the effective interest rate method.

As of June 30, 2026, the amortized cost of the loan was €37.2 million, with an effective interest rate of 17.2%. The fair value of the loan as of June 30, 2026, amounted to €37.4 million, with a market rate of 17.2%.

Lease liabilities

Lease liabilities total €2.3 million as of June 30, 2026, a decrease of €0.4 million from December 31, 2025. This change is due to a lease contract modification on January 1, 2026, which led to a reassessment of €0.7 million for Fibroscans leased under an amended contract with Echosens, partially offset by €1.2 million in repayments during the first half of 2026.

Lease liabilities for Fibroscans are recognized whenever new units are leased, based on the period deemed reasonably certain by the Company.

Lease liabilities are calculated using specific discount rates, in connection with similar economic environment, the maturity of the debt, and the commencement date, according to the method described in Note 3.2 – Lease contracts of the consolidated financial statements as of December 31, 2025.

The rates for the active lease contracts as of June 30, 2026 range from 3.01% to 4.66%.

Long-term Derivatives

Legacy EIB warrants

On July 1, 2022, in connection with the Finance Contract (see section above Credit facility agreement with the European Investment Bank), the Company entered into a warrant agreement with EIB (“EIB Warrant Agreement”) as a condition to the potential funding of the two tranches of the credit facility. Each warrant issued pursuant to the EIB Warrant Agreement had a subscription price of €0.01 and gave the right to subscribe to one share.

Under such agreement, the Company issued 2,266,023 Tranche A warrants in November 2022 and 3,144,654 Tranche B warrants in January 2024. Each warrant entitled the EIB to subscribe for ordinary shares of the Company, subject to contractual anti-dilution adjustments.

Prior to June 1, 2026, the Legacy EIB Warrants did not meet the fixed-for-fixed criterion of IAS 32 because of their settlement features and anti-dilution mechanisms. Accordingly, they were classified as derivative financial liabilities and measured at fair value through profit or loss.

Valuation approach

The fair value of the Legacy EIB Warrants has been estimated based on a Longstaff Schwartz approach, including the put option and the attached cap. This approach enables the estimation of the value of American options (that may be exercised during a specific period of time) with a complex exercise structure (the warrant holder may exercise the warrants on the market based on the Company’s share price or exercise the put option based on the 90 day average share price of the Company).

The hypothesis and results are detailed in the following tables:

	Tranche A EIB	Tranche B EIB
	Warrants (2022)	Warrants (2024)
Grant date	11/28/2022	01/04/2024
Expiration date	11/28/2034	01/04/2036
Number of warrants issued	2,266,023	3,144,654
Number of shares per BSA	1	1
Subscription premium price per share (€)	0.01	0.01
Exercise price per share (€)	4.02	3.95
Valuation method	Longstaff Schwartz	Longstaff Schwartz

			As of June 1, 2026
	As of November 28, 2022		(EIB Transactions
Tranche A EIB Warrants (2022)	(Grant Date)	As of December 31, 2025	Execution Date)
Number of warrants outstanding	2,266,023	2,266,023	2,266,023
Number of shares per warrant	1.00	6.46	6.46
Stock price (€)	4.13	3.95	4.19
Maturity (years)	12	8.9	8.5
Volatility	68%	56.2%	56.8%
Cap of the put option (k€)	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—
Fair Value (k€)	9,469	61,004	66,256
Unit Fair value (€)	4.18	26.92	29.24

			As of June 1, 2026
	As of January 4, 2024		(EIB Transactions
Tranche B EIB Warrants (2024)	(Grant Date)	As of December 31, 2025	Execution Date)
Number of warrants outstanding	3,144,654	3,144,654	3,144,654
Number of shares per warrant	1.00	5.05	5.05
Stock price (€)	4.12	3.95	4.19
Maturity (years)	12	10.0	9.6
Volatility	62%	56.2%	56.8%
Cap of the put option (k€)	25.0	25.0	25.0
Risk free rate	Euribor 6M	Euribor 6M	Euribor 6M
Expected dividends	—	—	—
Fair Value (k€)	11,809	58,381	61,698
Unit Fair value (€)	3.76	18.57	19.62

Following the execution of the EIB Master Agreement on June 1, 2026, the fair value of these derivative instruments was remeasured based on the terms agreed with the EIB. The derivative liability was subsequently extinguished upon completion of the EIB Transactions on June 12, 2026 and therefore no Legacy EIB Warrants remained outstanding as of June 30, 2026.

Repurchase of Legacy EIB Warrants

On the EIB Transactions Execution Date, the Company entered into the EIB Master Agreement providing for:

●	the repurchase and cancellation of all EIB Tranche A Warrants and 700,000 EIB Tranche B Warrants for a fixed consideration of €50 million;
●	the waiver of the historical anti-dilution mechanisms applicable to the Remaining EIB Warrants;

●	the replacement of the 2,444,654 Remaining EIB Warrants by New Warrants subject to shareholder approval (which was obtained on June 30, 2026).

The contractual right obtained by the Company to repurchase the warrants at a fixed amount represented a derivative financial asset measured at fair value through profit or loss until satisfaction of the relevant conditions precedent. At the EIB Transactions Execution Date, the fair value of this derivative financial asset amounted to €43.9 million, corresponding to the difference between the €93.9 million fair value of the warrants to be repurchased and the fixed repurchase price of €50.0 million.

At the EIB Transactions Execution Date, the Company derecognized the derivative liabilities corresponding to the repurchased warrants at their fair value and recognized a financial liability corresponding to the fixed repurchase price. At the EIB Transactions Execution Date, the difference between the warrants’ fair value and the liability was recorded in the statement of income (loss) (see Note 5.4 – Financial income and expenses).

At the EIB Completion Date, the financial liability was derecognized against the cash payment, with no additional impact on the statement of income (loss).

Restructuring of the Remaining EIB Warrants

At the EIB Transactions Execution Date, the 2,444,654 Remaining EIB Warrants were derecognized and replaced by a new derivative financial liability reflecting the Company’s obligation either to make a cash payment capped at €9.5 million or to issue replacement warrants, depending on the outcome of the Company’s shareholder approval.

On June 30, 2026, the Company’s shareholders approved the issuance of up to 15,677,573 New EIB Warrants. Upon shareholder approval, the Company’s obligation to issue the New EIB Warrants met the fixed-for-fixed criterion under IAS 32 and was therefore classified as an equity instrument. Accordingly, the Company derecognized the financial liability and recognized a forward contract, classified as an equity instrument, measured at its fair value of €9.5 million at that date. The difference between the carrying amount of the derivative liability and the fair value of the equity instrument was recognized in the statement of income (loss) (see Note 5.4 – Financial income and expenses).

As of June 30, 2026, no derivative liability remained outstanding in respect of the Legacy EIB Warrants.

For further information about the replacement warrants (New EIB Warrants), please refer to Note 4.8 – Shareholders’ equity.

Lenders’ Warrants

In connection with the Debt Financing Transaction, the Company issued 1,624,196 warrants to the Lenders in respect of Tranches A and B and 661,709 warrants in respect of Tranche C. Each Lenders’ Warrant entitles the holder to subscribe to one ordinary share of the Company. The exercise price was set at €4.1559 per ordinary share, corresponding to a 10% premium applied to the lowest of (i) the 30-day VWAP of the ordinary shares on Euronext Paris immediately prior to April 30, 2026 (€4.6681), (ii) the 30-day VWAP immediately prior to the initial closing of Tranches A and B, and (iii) the euro-equivalent offering price per ordinary share represented by each ADS sold in the Equity Offering (€3.7781).

As the warrants do not meet the fixed-for-fixed criterion under IAS 32, notably because the conversion ratio may be adjusted under the Equity-Linked Pricing Reset mechanism and because the warrants include a put option / cashless exercise mechanism that may affect the number of shares issued, the issuance of the Lenders’ Warrants results in the recognition of derivative financial liabilities measured at fair value at the issuance date, with subsequent changes in fair value recognized in the statement of income (loss).

The Lenders’ Warrants will expire on the earlier of (i) the tenth anniversary of their issuance date and (ii) the closing of a tender offer under sections 14(d) and 14(e) of the U.S. Securities Exchange Act of 1934.

Valuation approach

The fair value was determined using a Black-Scholes option pricing model based on the hypothesis and results detailed in the following table:

	As of June 12, 2026	As of June 30, 2026
Lenders’ Warrants	(Grant date)	(Valuation date)
Number of warrants outstanding	1,624,196	1,624,196
Number of shares per warrant	1.00	1.00
Stock price (€)	3.42	3.22
Maturity (years)	10.0	10.0
Volatility	58.9%	58.6%
Strike price (€)	4.16	4.16
Risk free rate	3.9%	3.7%
Expected dividends	—	—
Fair Value (k€)	3,784	3,476
Unit Fair value (€)	2.33	2.14

The fair value of the Lenders’ Warrants amounted to €3.8 million at their issuance and €3.5 million as of June 30, 2026 (see Note 4.14 – Financial assets and liabilities). As of June 30, 2026, the fair value of €3.5 million was recognized in profit or loss within financial income (expense) (see Note 5.4 – Financial income and expenses).

Short-term Derivatives

On October 14, 2024, the Company announced that it had secured the Structured Financing, subject to satisfaction of specified conditions to fund the continuation of NATiV3 and preparation for the potential filing for marketing approval and commercialization of lanifibranor.

As of December 31, 2024, the fair value of the call options related to new shares issued in the second tranche of the Structured Financing (the “T2 New Shares”) and T2 BSAs (derivative financial instruments) was € 73.4 million. The change in fair value between December 31, 2024, and the transaction date on May 14, 2025, impacted the P&L. The fair value of the call options related to T2 New Shares and T2 BSAs at the transaction date (€158.1 million) was settled through equity.

During the six-month period ended June 30, 2026, certain T2 BSAs issued as part of the Structured Financing were exercised, resulting in the issuance of new ordinary shares. The related movements in share capital, share premium and reserves are disclosed in Note 4.8 – Shareholders’ equity.

Valuation approach

The fair value of the T2 New Shares and T2 BSAs call options had been estimated based on a Black & Scholes approach. This approach enables the estimation of the value of European options that may be exercised at maturity. The economics and terms of the two instruments have been analyzed as being similar to a call option.

The Black & Scholes approach is also based on the value of the underlying equity instrument at the valuation date, the volatility observed on the historical share price of the Company, and the contractual lifespan of associated equity instruments.

Royalty Certificates liabilities

On August 31, 2023, the Company announced the issuance of royalty certificates (the “2023 Royalty Certificates”) for an aggregate amount of €5.1 million.

The 2023 Royalty Certificates are accounted for at inception at fair value (or their fair value) (€5.1 million on August 31, 2023), and subsequently at amortized cost (€15.0 million on June 30, 2026, vs. €13.1 million as at December 31, 2025) with an effective interest rate of 31.9%.

On July 18, 2024, the Company announced the issuance of royalty certificates (the “2024 Royalty Certificates”) for an aggregate gross amount of €20.1 million.

The 2024 Royalty Certificates are accounted for at inception at fair value (net of issuance costs of €0.5 million i.e., €19.7 million on July 18, 2024), and subsequently at amortized cost (€44.1 million on June 30, 2026, vs. €38.6 million as at December 31, 2025) with an effective interest rate of 30.5%.

Fair value as of June 30, 2026

On June 30, 2026, the fair value of the 2023 Royalty Certificates, calculated using the discounted cash flow approach, amounts to €32.6 million compared to €32.1 million as at December 31, 2025, and the fair value of the 2024 Royalty Certificates, calculated using discounted cash flow approach, amounts to €121.8 million compared to €122.9 million as at December 31, 2025.

The fair value corresponds to the net present value of royalties, which depend on assumptions made by the Company with regard to the probability of success of its studies, the market sales of lanifibranor and the discount rate (15.0)%.

4.10Provisions

			Reversals	Reversals
(in thousands of euros)	January 1, 2026	Additions	used	unused	June 30, 2026
Short-term provisions	1,071	614	(705)	—	980
Total Provisions	1,071	614	(705)	—	980

In 2025, the Company implemented a strategic pipeline prioritization plan (the “Strategic Pipeline Prioritization Plan”) to focus exclusively on the development of lanifibranor (See Note 1.2 – Significant events of 2025 to the annual consolidated financial statements for the year ended on December 31, 2025). In connection with the Strategic Pipeline Prioritization Plan, the Company recorded a residual restructuring and restructuring-related provision of €1.1 million as at December 31, 2025, of which €0.4 million remains as of June 30, 2026. The remaining provision primarily consist of severance and other employee costs, as well as consulting fees associated with the Company’s restructuring plan.

As of June 30, 2026, the Company recognized an additional provision of €0.6 million related to unpaid amounts owing under an existing contract.

The Company estimates the residual cash outflows related to restructuring costs are less than one year.

4.11Provisions for retirement benefit obligations

Retirement benefit obligations are determined based on the rights set forth in the national collective bargaining agreement for the French pharmaceutical industry (IDCC 176/Brochure 3104) and in accordance with IAS 19 – Employee Benefits. These rights depend on the employee’s final salary and seniority within the Company at his/her retirement date.

Net provision

The provision recorded in respect of defined benefit schemes at the end of each reporting period is shown in the table below:

(in thousands of euros)	December 31, 2025	June 30, 2026
Retirement benefit obligations	755	680
Total obligation	755	680

Given the absence of plan assets at June 30, 2026 and December 31, 2025, the total amount of the provision corresponds to the estimated obligation at those dates.

Changes in the net provision

Changes in the provision recorded in respect of defined benefit schemes break down as follows:

(in thousands of euros)	June 30, 2025	June 30, 2026
Provision at beginning of period	(1,762)	(755)
Gain / (Expense) for the period	778	2
Actuarial gains or losses recognized in other comprehensive income	93	73
Provision at end of period	(891)	(680)

Breakdown of expense recognized for the period

(in thousands of euros)	June 30, 2025	June 30, 2026
Service cost for the period	(106)	(64)
Interest cost for the period	(30)	(15)
Past service costs	747	—
Benefits for the period	167	82
Plan curtailments and modifications	—	—
Total	778	2

As of June 30, 2026, expenses recognized mainly include a positive impact of €2 thousand, corresponding to the net effect of service and interest costs for the period (€79 thousand) substantially offset by benefits paid during the period (€ 82 thousand).

4.12Other current and non-current liabilities

Other non-current liabilities

At June 30, 2026, other non-current liabilities amount to €1.3 million (compared to €1.2 million at December 31, 2025). This is mainly an advance payment received from CTTQ related to the re-invoicing of the costs of NATiV3.

Other current liabilities

(in thousands of euros)	December 31, 2025	June 30, 2026
Employee-related payables	2,734	2,960
Accrued payroll and other employee-related taxes	10,739	11,212
VAT payables	1,622	1,116
Other accrued taxes and employee-related expenses	148	284
Other miscellaneous payables	2,738	190
Other current liabilities	17,981	15,761

No discounting has been performed on other current liabilities as their maturity is less than 1 year from the end of the period.

On June 30, 2026, other current liabilities decreased by €2.3 million, mainly due to a decrease in other miscellaneous payables by €2.5 million and in VAT payables by € 0.5 million, partly offset by the increase of accrued payroll and other employee-related taxes by €0.3 million, the increase of Employee-related payables by € 0.2 million and the increase of Other accrued taxes and employee-related expenses by €0.2 million.

Accrued payroll and other employee-related payables mainly relate to payables to social security and employee-benefit organizations such as URSSAF, KLESIA, and APGIS, of which €1.0 million related to employer contributions for share-based plans during the first six months of 2026.

As of June 30, 2026, other miscellaneous payables decreased by €2.5 million mainly following the issuance of the two credit notes to be issued by the Company in favor of CTTQ following the satisfaction of the condition precedents related to the second tranche of the Structured Financing (the “T2 Transaction”). The three credit notes amounting to $2.0 million, $1.5 million and $1.5 million were issued on June 1, 2025, January 1, 2026 and June 1, 2026, respectively.

As of December 31, 2025, other miscellaneous payables mainly included credit notes to be issued by the Company in favor of CTTQ following the satisfaction of the condition precedent related to the T2 Transaction, for a total amount of $3.0 million (€2.6 million). (See Note 1.2 – Significant events of 2025 to the annual consolidated financial statements for the year ended on December 31, 2025).

Other accrued taxes and employee-related expenses concern provisions for payroll taxes, such as professional training charges, apprenticeship tax, the employer’s contribution to construction investment in France and the payroll tax.

4.13Trade payables

(in thousands of euros)	December 31, 2025	June 30, 2026
Trade payables	26,017	34,532
Trade payables and other current liabilities	26,017	34,532

No calculations have been made to discount trade payables to present value as payment is due within one year at the end of the reporting period.

Trade payables included €12.6 million and €16.2 million of accrued expenses as of June 30, 2026, and December 31, 2025, respectively.

Trade payables

Trade payables break down as follows:

(in thousands of euros)	December 31, 2025	June 30, 2026
Due in 30 days	24,770	32,811
Due in 30-60 days	1,247	215
Due in more than 60 days	—	1,506
Trade payable	26,017	34,532

As of June 30, 2026, trade payables are composed of accrued liabilities for €12.6 million of which €12.1 million relate to scientific projects.

As of June 30, 2026, trade payables increased by €8.5 million compared to December 31, 2025. The variation in trade payables is mainly related to the research and development expenses in connection with NATiV3.

4.14Financial assets and liabilities

The table below presents the carrying amount of financial assets and liabilities by IFRS 9 accounting category.

	June 30, 2026
		Financial
	Book value	assets/liabilities	Financial
	on the	carried at	assets	Liabilities
	statement	fair value	carried at	carried at
	of financial	through	amortized	amortized
Financial assets	position	profit or loss	cost	cost	Fair value
Long-term deposit accounts (2)	836	—	836	—	836
Current accrued income (1)	862	—	862	—	862
Short-term deposit accounts (1)	67,765	—	67,765	—	67,765
Trade receivables (1)	3,734	—	3,734	—	3,734
Other receivables (1)	57	—	57	—	57
Cash and cash equivalents (3)	166,127	—	166,127	—	166,127
Total	238,381	—	239,381	—	239,381

Financial liabilities
Long-term debt (4)(5)	53,345	—	—	53,345	53,981
Derivative instruments (6)	13,051	13,051	—	—	13,051
Royalty certificates liabilities (4)	59,079	—	—	59,079	154,396
Short-term debt (1)	13,314	—	—	13,334	13,314
Trade payables (1)	34,532	—	—	34,532	34,532
Other miscellaneous payables (1)	190	—	—	190	190
Total	173,512	13,051	—	160,460	269,465
(1)	The carrying amount of short-term financial assets and liabilities at amortized cost is considered a reasonable estimate of fair value, in accordance with IFRS 7.29.
(2)	The fair value of long-term deposit accounts is determined using a discounted cash flow model based on the contractual reimbursement amount and the estimated market discount rate applicable, therefore classified within level 3 IFRS 13 fair value hierarchy.
(3)	The carrying amount of cash and cash equivalents is based on level 1 valuation and corresponds to the fair value of the assets.
(4)	The fair value of royalty certificates, the Lenders’ Tranche A and the Lenders’ Tranche B, accounted for at amortized cost, is determined using level 3 valuation based on unobservable inputs, as described in Note 4.9 – Debt, derivatives and royalty certificates liabilities.
(5)	The classification of other bank borrowings within the IFRS 13 fair value hierarchy corresponds to a level 3 valuation.

(6)	The fair value of derivative instruments, including the conversion option embedded in the Convertible Bonds, the Lenders’ Warrants, is determined using valuation techniques based on significant unobservable inputs and is therefore classified within Level 3 of the IFRS 13 fair value hierarchy. Further information is provided in Note 4.9 – Debt, derivatives and royalty certificates liabilities.

	December 31, 2025
		Financial
	Book value	assets/liabilities	Financial
	on the	carried at	assets	Liabilities
	statement	fair value	carried at	carried at
	of financial	through	amortized	amortized
Financial assets	position	profit or loss	cost	cost	Fair value
Long-term deposit accounts	115	—	115	—	115
Current accrued income(1)	1,575	—	1,575	—	1,575
Short-term deposit accounts(1)	131,558	—	131,558	—	131,558
Trade receivables(1)	2,016	—	2,016	—	2,016
Other receivables(1)	1,919	—	1,919	—	1,919
Cash and cash equivalents(2)	99,312	—	99,312	—	99,312
Total	236,494	—	236,494	—	236,494

Financial liabilities
Long-term debt(3)(4)	27,609	—	—	27,609	27,609
Derivative instruments(5)	119,385	119,385	—	—	119,385
Royalty certificates liabilities(3)	51,645	—	—	51,645	154,996
Short-term debt(1)	32,309	—	—	32,309	32,309
Trade payables(1)	26,017	—	—	26,017	26,017
Other miscellaneous payables(1)	2,738	—	—	2,738	2,738
Total	259,704	119,385	—	140,319	363,055
(1)	The carrying amount of short-term financial assets and liabilities at amortized cost is considered a reasonable estimate of fair value, in accordance with IFRS 7.29.
(2)	The carrying amount of cash and cash equivalents is based on level 1 valuation and corresponds to the fair value of the assets.
(3)	The fair value of royalty certificates and EIB financial debt, accounted for at amortized cost, is determined using level 3 valuation based on unobservable inputs, as described in Note 4.9 – Debt, derivatives and royalty certificates liabilities.
(4)	The classification of other bank borrowings within the IFRS 13 fair value hierarchy corresponds to a level 2 valuation.
(5)	The fair value of derivative instruments is determined using level 3 valuation based on unobservable inputs, as described in Note 4.9 – Debt, derivatives and royalty certificates liabilities.

The fair value for financial assets and financial liabilities measured at amortized cost is not provided if the carrying amount is a reasonable approximation of the fair value.

Note 5.    Notes to the interim condensed consolidated statement of income (loss)

5.1Revenues and other income

For the six months ended June 30, 2026, and June 30, 2025

	Six months ended
(in thousands of euros)	June 30, 2025	June 30, 2026
Revenue	4,454	20
Total revenues	4,454	20
CIR	1,125	839
Subsidies	—	5
Other	32	442
Total other income	1,156	1,286
Total revenues and other income	5,610	1,305

Revenues

For the period ended June 30, 2026, no revenue was recognized on the license and collaboration agreement entered into with CTTQ on June 30, 2021, as amended (the “CTTQ License Agreement”).In comparison, €4.4 million of revenue was recognized during the six-month period ended June 30, 2025, primarily as a result of the achievement of the T2 Transaction payment under the CTTQ License Agreement, (refer to the accounting principles and CTTQ License Agreement and amendment described in the Notes 3.12 – Revenue and Note 19.1 – Revenues to the annual consolidated financial statements for the year ended on December 31, 2025).

Other income

The CIR generated over the first six months of the fiscal year 2026 amounts to €0.8 million, compared to €1.1 million for the same period in June 2025, resulting from a lower proportion of eligible research and development (“R&D”) expenses as a result of the implementation of the Strategic Pipeline Prioritization Plan initiated in 2025.

5.2Operating expenses

For the six months ended June 30, 2026

	Six months ended June 30, 2026
		Marketing –
	Research and	business	General and
	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Studies	(32,610)	—	—	(32,610)
Personnel costs	(10,396)	(955)	(12,970)	(24,321)
Fees	(173)	—	(5,219)	(5,392)
Depreciation, amortization and provisions	(1,216)	—	(190)	(1,406)
Support costs (including taxes)	—	—	(437)	(436)
Insurance	—	—	(871)	(871)
IT systems	(569)	(8)	(39)	(617)
Patents	(470)	—	—	(470)
Energy and liquids	(114)	—	—	(114)
Maintenance	(51)	—	—	(51)
Disposables	(31)	—	—	(31)
Other(1)	(609)	(1,626)	(2,522)	(4,757)
Total operating expenses	(46,238)	(2,589)	(22,247)	(71,074)
(1)	Other expenses primarily consist of costs related to the commercial development of lanifibranor. Please note these expenses are different from the “Other operating expenses” presented in Note 5.3 – Other operating income and expenses.

For the six months ended June 30, 2025

	Six months ended June 30, 2025
	Research and	Marketing –	General and
	development	Business	administrative
(in thousands of euros)	expenses	development	expenses	Total
Studies	(34,487)	—	—	(34,487)
Personnel costs	(6,811)	(73)	(8,300)	(15,184)
Fees	(141)	—	(3,247)	(3,387)
Depreciation, amortization and provisions	(1,580)	—	(124)	(1,704)
Support costs (including taxes)	—	—	(330)	(330)
Insurance	—	—	(792)	(792)
IT systems	(414)	(10)	(55)	(479)
Patents	(343)	—	—	(343)
Energy and liquids	(402)	—	—	(402)
Maintenance	(177)	—	—	(177)
Disposables	(210)	—	—	(210)
Other	(327)	(663)	(1,866)	(2,855)
Total operating expenses	(44,890)	(746)	(14,713)	(60,349)

Personnel costs and headcount

For the six months ended June 30, 2026

	Six months ended June 30, 2026
		Marketing -
	Research and	business	General and
2026	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(5,155)	(417)	(3,308)	(8,880)
Payroll taxes	(1,694)	(79)	(1,834)	(3,606)
Provisions for retirement benefit obligations	(37)	—	(44)	(82)
Share-based compensation expense	(3,509)	(460)	(7,784)	(11,753)
Total personnel costs	(10,396)	(955)	(12,970)	(24,321)

The Company has 87 employees as of June 30, 2026, of which 60 are employed by Inventiva S.A. and 27 are employed by Inventiva Inc. As of June 30, 2026, share-based compensation expense amounted to €11.8 million, compared with €6.7 million as of June 30, 2025, mainly due to share-based plans granted between the two periods (See Note 4.8 – Shareholders’ equity).

For the six months ended June 30, 2025

	six months ended June 30, 2025
		Marketing -
	Research and	business	General and
2025	development	development	administrative
(in thousands of euros)	expenses	expenses	expenses	Total
Wages, salaries and similar costs	(4,139)	(65)	(1,716)	(5,920)
Payroll taxes	(1,675)	(8)	(1,549)	(3,232)
Provisions for retirement benefit obligations	255	—	435	690
Share-based compensation expense	(1,251)	—	(5,470)	(6,721)
Total personnel costs	(6,811)	(73)	(8,300)	(15,184)

The Company had 84 employees as of June 30, 2025, of which 75 were employed by Inventiva S.A. and 9 were employed by Inventiva Inc. Following the Strategic Pipeline Prioritization Plan, € 6.5 million was expended or recorded in short-term provisions (See Note 5.3 – Other operating income and expenses) mainly related to termination benefits and significant share-based compensation expenses have been recognized over the first six months of the fiscal year 2025.

5.3Other operating income and expenses

For the six months ended June 30, 2026, and June 30, 2025

Other operating income and expenses break down as follows:

	Six months ended
(in thousands of euros)	June 30, 2025	June 30, 2026
Gain on disposals of assets	381	151
Total other operating income	381	151
Penalties	—	(1)
Restructuring expenses	(4,190)	(122)
Provisions - Restructuring	(3,106)	—
Provisions - Litigations	—	(614)
Share-based compensation expense	(1,288)	—
Allowance for doubtful accounts	—	(33)
Total other operating expenses	(8,583)	(769)
Other operating income (loss)	(8,202)	(619)

As of June 30, 2026, the restructuring expenses amounted to €0.1 million for the six months ended June 30, 2026, mainly related to severance and other employee costs, as well as consulting fees associated with the Company’s restructuring activities. In addition, €0.6 million were recorded in short-term provisions (see Note 4.10 – Provisions).

In February 2025, the Company announced the Strategic Pipeline Prioritization Plan to focus exclusively on the development of lanifibranor (See Note 1.2 – Significant events of 2025 to the annual consolidated financial statements for the year ended on December 31, 2025).

The restructuring expenses of €4.2 million for the six months ended June 30, 2025, mainly comprise severance and other employee costs, as well as consulting fees associated with the Company’s restructuring activities. €3.1 million are recorded in short term provisions, and non-cash expenditures related to acceleration of vesting of Bonus share awards of €1.3 million (see Note 4.8 – Shareholders’ equity).

5.4Financial income and expenses

For the six months ended June 30, 2026, and June 30, 2025

	Six months ended
(in thousands of euros)	June 30, 2025	June 30, 2026
Income from cash equivalents	1,246	2,215
Foreign exchange gains	1,181	3,230
Gains on derecognition of Legacy EIB Warrants	—	68,454
Gains on fair value of Convertible option (Convertible Bonds)	—	1,012
Total financial income	2,427	74,910
Interest cost	(9,716)	(14,460)
Catch-up impact of the EIB debt remeasurement	—	(5,517)
Foreign exchange losses	(3,266)	(669)
Losses on fair value variation remeasurement of Legacy EIB Warrants	(102,640)	(8,569)
Loss on derecognition of emaining EIB warrant settlement obligation	—	(40,744)
Losses on fair value variation of Lenders’ Warrants	—	(3,475)
Loss on initial measurement at fair value of the Lenders’ Tranche B cash collateral deposit	—	(555)
Other financial expenses	(30)	(15)
Total financial expenses	(115,651)	(74,004)
Net financial income (loss)	(113,224)	907

The net financial gain for the first six months of 2026 was €0.9 million, compared to a net loss of €113.2 million in the same period of 2025. This gain is primarily attributable to the variation in fair value of the financial instruments.

For the first six months of 2026, financial expenses mainly include:

-	Interest costs in which:
o	€5.7 million correspond to the interest related to the Finance Contract (€2.9 million related to the EIB Tranche A and €2.8 million related to the EIB Tranche B);
o

€7.4 million correspond to the interest related to the royalty certificate liabilities (€1.9 million related to the 2023 Royalty Certificates and €5.5 million related to the 2024 Royalty Certificates);

o	€1.3 million correspond to the interest related to the Debt Financing agreement (€0.6 million related to the Lenders’ Tranche A and €0.6 million related to the Lenders’ Tranche B);
o	€0.1 million related to the residual interest related to the PGE and PPR loans.
-

€5.5 million, in which €5.0 million correspond to the catch-up adjustment to reflect the revised cash flows resulting from the repayment of the EIB loan, and €0.5 million resulting from the unwinding of the discount until the EIB Completion Date;

-	€8.6 million of loss in fair value reassessment of the Legacy EIB Warrants as of EIB Transactions Execution Date,
-	€40.7 million of which:
o	€50.2 million from the recognition of the fair value of the New EIB Warrants forward contract (see Note 4.8 – Shareholders’ equity); and
o

(€9.5) million from the extinguishment of the derivative financial liability following the General Meeting’s decision to issue the New EIB Warrants (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities).

-	€3.5 million of change in fair value of the Lenders’ Warrants (see Note 4.9 – Debt, Derivatives and Royalty Certificates liabilities);
-	€0.6 million of recognition at fair value of the Lenders’ Tranche B cash collateral deposit (see Note 4.5 – Other non-current assets) ; and
-	€0.7 million of foreign exchange losses.

For the first six months of 2026, financial income mainly includes:

-	€68.5 million change in fair value related to the Legacy EIB Warrants, of which:
o	€30.0 million from the repurchase and cancellation of Legacy EIB Warrants, and
o	€38.5 million from the restructuring of the Remaining EIB Warrants.
-	€1.0 million change in fair value related to the conversion option embedded in the Lenders’ Tranche A (see Note 4.9 – Long term Derivatives);
-	€2.2 million interest income related to deposit account; and
-	€3.2 million of foreign exchange gains.

5.5Share of net profit – Equity method

The tables below provide the summarized statement of income (loss) for the associate Hepalys. The information disclosed reflects the amounts presented in the financial statements of Hepalys and not the Company’s share of those amounts. They have been amended to reflect adjustments made by the Company when using the equity method, in this case fair value adjustments. The tables below also provide the reconciliation between Hepalys’ loss and the share of net loss recognized in the Company statement of income (loss).

(in thousands of euros)	June 30, 2025	June 30, 2026
General and administrative expenses	(2,155)	(1,624)
Net operating loss	(2,155)	(1,624)
Financial income	2	32
Financial expenses	(5)	(49)
Net financial income	(3)	(17)
Net loss for the period	(2,158)	(1,642)
Exchange difference on translation of foreign operations	(573)	(70)
Items that will be reclassified subsequently to profit or loss	(573)	(70)
Total comprehensive loss	(2,732)	(1,712)
Group’s share in %	15%	14%
Share of net loss	(334)	(227)
Elimination of downstream sales	113	54
Share of net loss - Equity method	(220)	(172)

As of June 30, 2026, Hepalys has not generated any sales.

5.6Income tax

The income tax calculation for interim periods is set out in Note – 3.3 Specific disclosure requirements for unaudited interim financial statements.

As the imputation of tax benefits on tax losses of Inventiva S.A., at short or mid-term, were considered unlikely due to the growth phase of the Company and regarding the nil projected tax rate as of December 31, 2026, no current taxes were recorded and no deferred taxes either as of June 30, 2026, for Inventiva S.A.

5.7Basic and diluted loss per share

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to owners of the Company by the weighted average number of ordinary shares outstanding during the six-month period ended June 30, 2026.

For the six months ended June 30, 2026, and June 30, 2025

	Six months ended
in euros except net result (in thousands of euros)	June 30, 2025	June 30, 2026
Net loss for the period	(175,882)	(69,467)
Weighted average number of shares outstanding used to calculate basic/diluted loss per share(1)	108,839,636	273,582,870
Basic/diluted loss per share	(1.62)	(0.25)
(1)	In accordance with IAS 33.19, basic/diluted earnings per share exclude treasury shares held by the Company. In accordance with IAS 33.24, issued T1 BSAs, T1bis BSAs and T2 BSAs are included at the denominator as these are exercisable for little or no consideration after vesting.

As the Company recorded a loss as of June 30, 2026 and June 30, 2025, diluted earnings (loss) per share are identical to basic earnings (loss) per share. Share-based payment plans (BSAs, BSPCEs, AGAs, and SOs) are not included as their effects would be anti-dilutive.

Note 6.    Other financial information

6.1Commitments related to operational activities

Obligations under the terms of subcontracting agreements

In the ordinary course of its business, the Company enters into agreements with CROs for clinical trials, as well as with contract manufacturing organizations (“CMOs”) for clinical and commercial supply manufacturing, commercial and pre-commercial activities, research and development activities and other services and products for operating purposes. The Company’s agreements generally provide for termination with specified periods of advance notice.

Such agreements are generally cancellable contracts and are not included in the description of the Company’s contractual obligations and commitments.

Commitments given and received

(in thousands of euros)	December 31, 2025	June 30, 2026
CRO[1]	93,553	65,247
CMO	7,464	6,846
Lease	1,041	—
Others	31,576	34,249
Total commitments given	133,633	106,342
Agreements concerning the provision of facilities	383	226
Total commitments received	383	226
(1)	Including CRO with Pharmaceutical Research Associates B.V.

Contract CRO with Pharmaceutical Research Associates Group B.V.

In April 2021, in connection with NATiV3, the Company entered into an agreement, with retroactive effect in January 2021, with PRA, acting as a CRO. The contract aims to support the regulatory approval of lanifibranor in adult patients in Europe and in the United States.

The Company also entered into a CRO agreement with PRA in connection with the LEGEND Phase IIa clinical trial, effective January 14, 2022. Under the terms of the agreement, PRA will conduct a clinical trial to evaluate the benefit for patients of the combination of lanifibranor with empagliflozin, an SGLT2 inhibitor, in patients with T2D and non-cirrhotic MASH. The commitment to PRA under this agreement amounts to an aggregate of €13.3 million.

On June 26, 2023, in connection with NATiV3, the Company entered into a new amendment to the April 2021 agreement with retroactive effect as of January 2021 with PRA. The amendment updates the provisions relating to study information following changes to the trial protocol.

In December 2025, the Company entered into a new amendment, with retroactive effect as of December 12, 2023. Including this new amendment, the overall commitment to PRA for NATiV3 amounts to €277.6 million, with a bonus or malus of €0.7 million. The commitment includes €23.9 million allocated specifically to the China region. The budget for the Company (outside China) remains unchanged, but the timing and deliverables were clarified in the updated milestone schedule. All other contractual terms remain unchanged.

As of June, 30, 2026, the amount remaining to be paid under the contract is €61.3 million.

Others

The €34.2 million in “Other” commitments given as of the end of the first six months of 2026 (compared to €31.6 million as of the end of 2025) correspond to purchase orders placed with suppliers (excluding CROs, CMOs, and lessors), for which a commitment had been made as of the end of the period. On June 30, 2026, this includes a €6.2 million commitment with the supplier Fisher Clinical and a €4.9 million commitment with the supplier Marken SAS, compared to €8.3 million commitment with the supplier Fisher Clinical and a €5.3 million commitment with the supplier Marken SAS as of June 30, 2025.

Fisher Clinical is responsible for packaging and clinical supply for NATiV3 and handles the distribution of treatment kits containing either the active product lanifibranor or a placebo, intended for investigator sites and patients.

Marken SAS provides home healthcare laboratory study visits for patients enrolled in NATiV3.

6.2Related-party transactions

The related-party transactions are described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2025 (See Note 27 – Related-party transactions to the annual consolidated financial statements for the year ended on December 31, 2025), except that, following the termination of their respective functions in 2025, the arrangements entered into with former corporate officers, Pierre Broqua and Frédéric Cren, no longer qualify as related-party transactions.

During the six-month period ended June 30, 2026, the Board of Directors authorized the Company to enter into indemnification arrangements with certain members of the Board of Directors, including Mark Pruzanski, Renée Aguiar-Lucander, Srinivas Akkaraju, Heinz Maeusli, André Turenne and Annick Schweibig. Under these arrangements, the Company undertakes, to the extent permitted by applicable laws and regulations, to indemnify directors for certain losses incurred in connection with indemnifiable claims, to the extent such losses are not covered by the D&O Insurance in force within the Company, including, in particular, any deductibles or other amounts retained, as well as certain expenses incurred in connection with proceedings, to the extent permitted by law.

In addition, certain members of the Executive team and Board of Directors benefited from share-based compensation arrangements. For further information, please refer to Note 4.8 – Shareholders’ equity.

Other than the transactions described above, no material related-party transaction occurred during the six-month period ended June 30, 2026.

6.3Financial risk management

Through its business activities, the Company is exposed to various types of financial risk: foreign exchange risk, credit risk, liquidity risk, interest rate risk, fair value measurement - derivatives risk and inflation risk.

The financial risks are those described in the financial statements prepared in accordance with IFRS for the year ended December 31, 2025 (See Note 28 – Financial risk management to the annual consolidated financial statements for the year ended on December 31, 2025), as updated below for the financing transactions completed in June 2026 and for liquidity risks described in Note 3.4 – Going Concern.

In June 2026, the Company completed a comprehensive refinancing transaction comprising an equity offering, transactions with the European Investment Bank and a new senior secured debt financing provided by funds managed by BlackRock and Claret Capital Partners (see Note 1.2 – Significant events in the first six months of 2026).

As a result of these transactions, the Company is exposed to additional financial risks, including:

●	Liquidity risk associated with the future availability of additional financing sources, including the potential exercise of the T3 Warrants and the drawdown of the uncommitted €55.0 million Tranche C financing, which is subject to, among other conditions, the confirmation of the exercise of the T3 Warrants Exercise or prior completion of an equity fundraising for at least €100 million, as well as the requirement to maintain a minimum cash level under the Subscription Agreement;
●	Fair value risk arising from the compound conversion option of the Convertible Bonds and the Lenders’ Warrants, the valuation of which may generate significant volatility in profit or loss;
●	Dilution risk associated with the potential conversion of the Convertible Bonds and the exercise of the Lenders’ Warrants and the New EIB Warrants.

The Company monitors compliance with the terms of these financing arrangements on an ongoing basis and periodically reassesses its financing needs and liquidity outlook.

The maturity analysis of financial liabilities based on undiscounted contractual cash flows is as follows:

June 30, 2026		Between 1 and	Between 3 and
(in thousands of euros)	Less than 1 year	3 years	5 years	More than 5 years
Bank borrowings including interests	11,803	52,047	38,882	—
Accrued interest payable on loans	624	—	—	—
Lease liabilities	2,100	783	—	—
Royalty certificates liabilities	—	14,448	58,814	463,578
Trade payables	34,532	—	—	—
Other miscellaneous payables	190	—	—	—
Total debt	49,250	67,278	97,697	463,578

December 31, 2025		Between 1 and	Between 3 and
(in thousands of euros)	Less than 1 year	3 years	5 years	More than 5 years
Bank borrowings	33,429	29,197	1,558	—
Accrued interest payable on loans	597	1,867	—	—
Lease liabilities	2,031	661	—	—
Royalty certificates liabilities	—	6,485	45,150	485,206
Trade payables	26,017	—	—	—
Other miscellaneous payables	2,738	—	—	—
Total debt	64,812	38,211	46,707	485,206

Accrued interest payable on loans with maturities less than one year as of June 30, 2026 correspond to accrued interest on the Lenders’ Tranche A and the Lenders’ Tranche B of the Debt Financing Transaction with the Lenders.

6.4Events after the reporting date

In accordance with IAS 10 Events after the Reporting Period, the Company has assessed transactions and events occurring between June 30, 2026 and the date the interim condensed consolidated financial statements were authorized for issue by the Board of Directors on September 25, 2026.

Completion of the EIB warrant restructuring

On July 9, 2026, the Company completed the restructuring of warrants held by the EIB, through the issuance of 15,677,573 New EIB Warrants and the surrender and cancellation of all Remaining EIB Warrants. A related derivative had been recognized as of June 30, 2026 (see Note 4.9 – Debt, Derivatives and Royalty Certificates Liabilities).

Appointment of Chris Benecchi as Chief Operating Officer

On August 31, 2026, the Company announced the appointment of Chris Benecchi as Chief Operating Officer. Mr. Benecchi brings over 30 years of biopharmaceutical industry experience, including leadership roles in commercial operations, launch readiness and corporate strategy. He will be responsible for leading the Company’s operational readiness as it approaches the expected topline results from NATiV3 in the fourth quarter of 2026 and prepare for potential commercialization, subject to regulatory approvals. This appointment supports the Company’s strategy to strengthen its organizational, operational and commercial capabilities ahead of the anticipated next stages of development.

Completion of last patient last visit in the NATiV3 trial

On September 2, 2026, the Company announced that the last patient had completed the final 72-week visit in the NATiV3 clinical trial evaluating lanifibranor in patients with MASH. Following completion of the treatment period, the Company expects to report topline results in the fourth quarter of 2026.

4.Other information

Table of delegations

On June 30, 2026, shareholders met in Combined General Meetings to determine the financial authorizations to be granted to the Board of Directors.11

The current delegations as of June 30, 26 and their use, are presented in the following table below:

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 30, 2026	Resolution	Period of validity from June 30, 2026	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation
Authorization granted to the Board of Directors to purchase the Company’s shares.	Twentieth resolution	18 months	Maximum number of ordinary shares that may be purchased: 10 % of the total number of shares comprising the share capital, at any time[12].	N/A	Maximum purchase price per share: EUR 40, excluding fees, adjustable in the event of transactions affecting the share capital.	None

11 Please refer to the 2025 Universal Registration Document for information regarding the former financial authorizations as voted in Combined General Meetings on May 22, 2025 and on November 27, 2025.

12 This percentage shall apply to a number of shares adjusted, where applicable, to take into account transactions affecting the share capital occurring after the General Meeting of June 30, 2026. Where shares are repurchased to promote liquidity under the conditions set out in the AMF General Regulation, the number of shares taken into account for the purpose of calculating the 10% limit shall correspond to the number of shares purchased, less the number of shares resold during the authorization period. Under no circumstances may the acquisitions made by the Company result in the Company holding, at any time, more than 10% of the shares comprising its share capital.

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 30, 2026	Resolution	Period of validity from June 30, 2026	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation
Authorization granted to the Board of Directors to reduce the share capital social by cancelling shares.	Twenty-first resolution	18 months	Maximum amount that may be cancelled: 10% of the share capital per twenty-four (24) month period.[13]	N/A	N/A	None

Delegation of authority to the Board of Directors to increase the share capital by issuance of ordinary shares or securities giving access to ordinary shares, to be issued immediately or in the future by the Company, with shareholders’ preemptive subscription rights.

	Twenty-second resolution	26 months	Capital increase: EUR 2,000,000 Securities giving access to capital to be issued: EUR 500,000,000	Capital increase: EUR 2,000,000 Securities giving access to capital to be issued: EUR 500,000,000	N/A	None

Delegation of authority to the Board of Directors to increase the share capital of the Company by issuance of ordinary shares or securities giving access to the share capital of the Company, immediately or in the future, without shareholders’ preemptive subscription rights, by way of public offerings, excluding offers referred to in Article L.411-2- 1° of the French Code monétaire et financier.

	Twenty-third resolution	26 months	Capital increase: EUR 2,000,000 Securities giving access to capital to be issued: EUR 500,000,000		Refer to (1) at the end of the table	None

13 It being specified that this 10% limit shall apply to a number of shares adjusted, where applicable, to take into account transactions affecting the share capital occurring after the General Meeting of June 30, 2026.

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 30, 2026	Resolution	Period of validity from June 30, 2026	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Delegation of authority to the Board of Directors to increase the share capital by issuance of ordinary shares or securities giving access to ordinary shares, to be issued immediately or in the future by the Company, without shareholders’ preemptive subscription rights, by way of public offerings referred to in Article L.411-2 1° of the French Code monétaire et financier.

	Twenty-fourth resolution	26 months	Capital increase: EUR 1,000,000 and up to the limit of 30% of the share capital per year. Securities giving access to the capital to be issued: EUR 500,000,000		Refer to (1) at the end of the table	None

Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, reserved for certain specific categories of beneficiaries, without shareholders’ preemptive subscription rights[14].

	Twenty-fifth resolution	18 months	Capital increase: EUR 2,000,000 Securities giving access to the capital to be issued: EUR 500,000,000		Refer to (2) at the end of the table	None[15]

14 The categories of beneficiaries must have one of the following characteristics: (i) natural or legal persons (including companies), trusts or investment funds, or other investment vehicles, in any form, established under French or foreign law, which regularly invest in the pharmaceutical, biotechnological or medical technology sectors; and/or (ii) companies, institutions or entities, in any form, French or foreign, exercising a significant part of its activities in the pharmaceutical, cosmetic or chemical sectors, or medical devices and/or technologies, or researching in such sectors; and/or (iii) French or foreign investment services companies, or any foreign establishment having an equivalent status, able to guarantee the completion of an issue intended to be placed with the persons referred to in (i) and/or (ii) above, and, in this context, to subscribe to the securities that are being issued.

15 This delegation supersedes and replaces, for the unused portion and the unexpired term, the delegation of the same nature authorized by the Combined General Meeting of May 22, 2025, in its 27th resolution. The latter was used during the 2026 financial year in connection with the Combined Transaction, as described by the Company in its press release dated June 2, 2026, including in particular the issuance of 27,272,727 ADSs reserved for certain categories of investors in connection with an underwritten registered offering in the United States, as well as the issuance of 35,000,000 convertible bonds and 2,285,905 warrants allocated to funds and accounts managed by BlackRock and Claret Capital Partners.

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 30, 2026	Resolution	Period of validity from June 30, 2026	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation

Delegation of authority to the Board of Directors to increase the share capital of the Company, immediately or in the future, in favor of one or more persons specifically designated by the Board of Directors, without shareholders’ preemptive subscription rights.

	Twenty-sixth resolution	18 months	Capital increase: EUR 1,000,000, and up to the limit of 30% of the share capital per year. Securities giving access to the capital to be issued: EUR 500,000,000

The issuance price of the securities issued pursuant to this resolution will be set by the Board of Directors, in accordance with conditions provided for in applicable regulations on the date this delegation is used[16].

None

Delegation of authority to the Board of Directors to decide to issue ordinary shares to be issued immediately or in the future by the Company, without shareholders’ preemptive subscription right in favor of a category of persons meeting certain specified characteristics in the context of an equity financing agreement on the American market known as “At-the-market” or “ATM”.

	Twenty-seventh resolution	18 months	Capital increase: EUR 1,000,000	Capital increase: EUR 2,000,000	Refer to (3) at the end of the table	None

16 Pursuant to Articles L. 22-10-52-1 and R. 22-10-32 of the French Commercial Code, the issue price of the securities issued under this delegation shall be at least equal to the closing price of the trading session preceding the decision of the Board of Directors, less, where applicable, a maximum discount of 10%.

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 30, 2026	Resolution	Period of validity from June 30, 2026	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation
Authorization to the Board of Directors to increase the number of securities to be issued as part of share capital increases with or without shareholders’ preemptive subscription rights.	Twenty-eighth resolution	26 months except for resolutions 25 to 27, for which this delegation is valid for an 18-months period	15% of the initial issuance	Please refer to the cap provided for in the resolution pursuant to which the issuance is decided.	Same price as the initial issuance for each issuance decided pursuant to resolutions 22 to 27	None

Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, as part of a public exchange offer initiated by the Company.

	Twenty-nineth resolution	26 months	Capital increase: EUR 1,000,000 Securities giving access to the capital to be issued: EUR 500,000,000	Capital increase: EUR 2,000,000 Securities giving access to capital to be issued: EUR 500,000,000	To be determined by the Board of Directors	None

Delegation of authority to the Board of Directors to increase the share capital of the company by issuance of ordinary shares or securities giving access to ordinary shares of the Company, immediately or in the future, in consideration for contributions in kind within the limits set by laws and regulations, excluding the case of a public exchange offer initiated by the Company.

	Thirtieth resolution	26 months

Capital increase: within the limit provided for by the laws and regulations in force at the time this delegation is used (currently twenty (20) % of the share capital at the date of the transaction))

Securities giving access to the capital to be issued: EUR 500,000,000

None

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 30, 2026	Resolution	Period of validity from June 30, 2026	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation
Delegation of authority to the Board of Directors to increase the share capital of the Company by incorporating reserves, profits or premiums.	Thirty-second resolution	26 months	Capital increase: EUR 40,000

Capital increase: EUR 40,000, being specified that this cap is set independently and separately from the caps for share capital increases resulting from issuances of ordinary shares or securities authorized by the other resolutions submitted to the General Meeting of June 30, 2026, or at any previous General Meeting.

					N/A	None

Financial authorizations approved by the Combined General Shareholders’ Meeting of June 30, 2026	Resolution	Period of validity from June 30, 2026	Maximum nominal amount	Maximum common nominal amount	Methods of determining the issue price	Use of the delegation
Authorization for the Board of Directors to grant free shares to members of the salaried staff and/or certain corporate officers.	Thirty-third resolution	38 months	Capital increase: 8.1% of the share capital on the date of the grant decision by the Board of Directors.	Capital increase: 8.1% of the share capital on a fully diluted basis as of the date of the General Meeting of June 30, 2026	N/A	None

Authorization to the Board of Directors to grant company’s’ share subscription and/or purchase options to corporate officers and employees of the Company or of companies in the group, entailing the waiver by the shareholders of their preemptive subscription rights to the shares issued as a result of the exercise of subscription options.

	Thirty-fourth resolution	38 months	Capital increase: 8.1% of the share capital on the date of the decision to subscribe to or acquire them granted by the Board of Directors		Refer to (4) at the end of the table	Decision of the Board of Directors dated June 30, 2026, to grant 3,000,000 2026-2 subscription options to Mark Pruzanski, Chairman of the Board of Directors, in accordance with the 2026 Option Plan.[17]

Delegation of authority to the Board of Directors to decide on the issue of ordinary share subscription warrants, without shareholders’ preemptive subscription rights, to the benefit of categories of persons[18].

	Thirty-fifth resolution	18 months	8.1% of the share capital on the date of the decision to subscribe to or acquire them granted by the Board of Directors		Refer to (5) at the end of the table	Decision of the Board of Directors dated June 30, 2026, to grant 350,000 share subscription warrants to members of the Board of Directors.

17 This delegation supersedes and replaces, for the unused portion and the unexpired term, the delegation of the same nature authorized by the Combined General Meeting of November 27, 2025, in its 4th resolution. The latter was used during the 2026 financial year in connection with the issuance completed on June 9, 2026, consisting in the grant of 1,067,000 2026-1 subscription options to the 2026-1 Option Beneficiaries, in accordance with the 2026 Option Plan.

18 Targeted categories: (i) executive employees or executive officers or members of the Company’s management team who are not corporate officers, or (ii) members of the Board of Directors (including members of any research committee or those serving as censor) in office on the date of grant of the warrants, who are not executive officers of the Company or one of its subsidiaries, or consultants, managers or partners of companies providing services to the Company that have entered into a consulting or service agreement with the Company in force at the time of use of this delegation by the Board of Directors, or (iii) employees of the Company or a subsidiary of the Company.

(1)	The issue price will be determined as follows: (i) the issue price of the shares to be issued under this resolution will be at least equal to (a) the volume-weighted average price of the Company’s shares on the regulated market of Euronext Paris for the last trading session preceding the pricing, (b) the volume-weighted average price of the Company’s shares on the regulated market of Euronext Paris chosen from a period comprising between three and seven consecutive trading days, from the 30 trading days preceding the pricing date; or (c) the last closing price of the Company’s shares on the regulated market of Euronext Paris on the trading session preceding the pricing, which may be reduced by maximum discount of 15%, any of the three formulas set forth above may be freely used, and (ii) the issue price of the securities to be issued under this resolution other than shares shall be such that the amount received immediately by the Company plus, where applicable, any amount that may be received subsequently by the Company is, for each share issued as a result of the issue of these securities, at least equal to the amount referred to in (i) above.
(2)	The issue price must be at least equal to : (i) for ordinary shares, either (a) the volume-weighted average price of the Company’s shares on the regulated market of Euronext in Paris during the last trading session preceding the pricing; or (b) the volume-weighted average price of the Company’s shares on the regulated market of Euronext in Paris chosen from a period comprising between 3 and 7 consecutive trading days, from among the 30 trading days preceding the pricing date, or (c) the last closing price of the Company’s shares on the regulated market of Euronext Paris on the trading session preceding the pricing; which may be reduced by a maximum discount of 15%, any of the three formulas set forth above may be freely used; and (ii) (a) the issue price of shares that may result from the exercise, conversion, exchange or redemption of securities giving access to the Company’s capital issued under this authorization may be set, at the discretion of the Board of Directors, by reference to a calculation formula defined by the Board of Directors and applicable after the issue of said securities (for example, on exercise, conversion, redemption or exchange), in which case the maximum discount referred to above may be determined, if the Board of Directors sees fit, on the date of application of the said formula (and not on the date of decision to issue of the securities), and (b) the issue price of the securities to be issued under this resolution, other than shares, will be such that the amount immediately received by the Company plus, where applicable, any amount that may subsequently be received by the Company, for each share issued as a result of the issue of such securities, is at least equal to the amount referred to in paragraph (i) above.
(3)	The issue price must be at least equal to : (i) either the volume-weighted average price of the Company’s shares on the regulated market of Euronext in Paris during the last trading session preceding the pricing; or (ii) the volume-weighted average price of the Company’s shares on the regulated market of Euronext Paris chosen from a period comprising between 3 and 7 consecutive trading days, from the 30 trading days preceding the pricing, or (iii) the last closing price of the Company’s shares on the regulated market of Euronext Paris on the trading day preceding the determination of the issue price; which may be reduced by maximum discount of 15%, any of the three formulas set forth above may be freely used.
(4)	The exercise price of the options granted under this resolution will be set by the Board of Directors as follows: (i) the exercise price of options to subscribe for ordinary shares may not be less than 80% of the average of the prices quoted for the Company’s shares on the regulated market Euronext Paris over the twenty (20) trading sessions preceding the day on which the options are granted, and (ii) the exercise price of the share purchase options shall not be less than 80% of the average purchase price of the shares held by the Company of the share buyback program authorized by the 20th resolution submitted to the held on June 30, 2026 pursuant to Article L.22-10-62 of the French Commercial Code or any share buyback program previously or subsequently applicable.
(5)	The issue price of a BSA 2026 will be determined by the Board of Directors on the date of issuance of the BSA 2026, in the light of the report of an independent expert appointed by the Board of Directors, depending on their characteristics; the issue price of one ordinary share to be subscribed for pursuant to the exercise of the 2026 BSAs shall be determined by the Board of Directors at the time of the grant of the 2026 BSAs and shall be equal to the volume-weighted average share price of the last twenty (20) trading days preceding the date of grant of the 2026 BSAs by the Board of Directors as long as the Company’s shares are admitted to trading on the regulated market of Euronext Paris.